UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements of the Prudential Conglomerate

2018

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2018	2017
Current	577,735,243	558,032,310
Cash and due from banks (Note 4)	19,485,882	14,873,276
Interbank investments (Notes 3d and 5)	102,531,796	153,097,317
Securities purchased under agreements to resell	96,206,122	144,732,820
Interbank investments	6,328,042	8,370,390
Allowance for losses	(2,368)	(5,893)
Securities and derivative financial instruments (Notes 3e, 3f and 6)	125,456,647	100,275,000
Own portfolio	26,586,950	33,101,539
Securities sold under repurchase agreements – Repledge only	72,272,955	44,445,387
Derivative financial instruments (Notes 3f and 6d II)	13,804,497	13,502,214
Given in guarantee	8,615,238	8,637,026
Securities sold under repurchase agreements – unrestricted	4,177,007	588,834
Interbank accounts	91,631,476	66,819,313
Unsettled payments and receipts	4,012,910	80,930
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	87,596,916	66,714,226
- SFH - housing finance system	19,887	21,760
Correspondent banks	1,763	2,397
Interdepartmental accounts	144,041	262,954
Internal transfer of funds	144,041	262,954
Loans (Notes 3g and 8)	136,756,125	129,923,666
Loans:
- Public sector	38,881	158,168
- Private sector	155,025,029	149,448,435
Loans transferred under an assignment with recourse	909,392	1,031,500
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(19,217,177)	(20,714,437)
Leases(Notes 3g and 8)	(9,531)	(26,826)
Leases operations and sublease receivables
- Private sector	801,433	993,487
Unearned income from leases	(765,959)	(936,215)
Allowance for leases losses (Notes 3g, 8f, 8g and 8h)	(45,005)	(84,098)
Other receivables	98,881,268	88,761,571
Receivables on sureties and guarantees honored (Note 8a-3)	167,777	128,392
Foreign exchange portfolio (Note 9a)	20,459,806	17,469,599
Receivables	7,083,686	5,230,885
Securities trading	1,815,557	1,399,468
Specific receivables	36,490	24,483
Sundry (Note 9b)	71,261,445	66,334,465
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(1,943,493)	(1,825,721)
Other assets (Note 10)	2,857,539	4,046,039
Other assets	2,933,708	2,805,331
Allowance for losses	(1,672,777)	(1,378,745)
Prepaid expenses (Notes 3i and 10b)	1,596,608	2,619,453
Long-term receivables	407,559,670	355,023,418
Interbank investments (Notes 3d and 5)	1,397,869	1,245,341
Interbank investments	1,397,869	1,245,341
Securities and derivative financial instruments (Notes 3e, 3f and 6)	169,867,077	141,987,702
Own portfolio	113,969,911	113,052,066
Securities sold under repurchase agreements – Repledge only	54,125,125	21,315,432
Derivative financial instruments (Notes 3f and 6d II)	917,554	679,455
Privatization rights	39,273	44,127
Given in guarantee	576,950	2,474,440
Securities sold under repurchase agreements – unrestricted	238,264	4,422,182
Interbank accounts	1,263,430	1,196,317
Unsettled payments and receipts	-	740
Reserve requirement (Note 7):
- SFH - housing finance system	1,263,430	1,195,577

Bradesco     3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2018	2017
Loans (Notes 3g and 8)	172,576,410	157,376,898
Loans:
- Public sector	4,000,000	4,000,000
- Private sector	175,077,005	159,671,106
Loans transferred under an assignment with recourse	7,149,860	7,424,110
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(13,650,455)	(13,718,318)
Leases(Notes 3g and 8)	(83,335)	(62,404)
Leases receivables:
- Private sector	1,104,509	1,210,134
Unearned income from leases	(1,104,285)	(1,209,824)
Allowance for leases losses (Notes 3g, 8f, 8g and 8h)	(83,559)	(62,714)
Other receivables	62,281,616	52,561,358
Receivables	-	2,189
Securities trading	621,558	257,297
Sundry (Note 9b)	61,727,548	52,314,491
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(67,490)	(12,619)
Other assets (Note 10)	256,603	718,206
Prepaid expenses (Notes 3i and 10b)	256,603	718,206
Permanent assets	76,057,124	74,531,257
Investments (Notes 3j and 11)	55,352,831	53,295,293
Earnings of Associates and Subsidiaries:
- In Brazil	54,974,562	52,962,795
- Overseas	335,109	288,067
Other investments	102,319	175,686
Allowance for losses	(59,159)	(131,255)
Premises and equipment (Notes 3k and 12)	4,644,254	4,547,187
Premises	172,998	543,399
Other premises and equipment	10,507,953	9,257,290
Accumulated depreciation	(6,036,697)	(5,253,502)
Leases premises and equipment (Note 12)	3,542,750	3,876,128
Leased Assets	5,489,242	6,362,591
Accumulated depreciation	(1,946,492)	(2,486,463)
Intangible assets (Notes 3l and 13)	12,517,289	12,812,649
Intangible Assets	27,494,505	25,162,805
Accumulated amortization	(14,977,216)	(12,350,156)
Total	1,061,352,037	987,586,985

The accompanying Notes are an integral part of these Financial Statements.

4                December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2018	2017
Current	617,950,592	619,024,457
Deposits (Notes 3n and 14a)	213,932,026	168,495,555
Demand deposits	35,482,198	34,317,789
Savings deposits	111,170,912	103,332,697
Interbank deposits	386,006	1,698,981
Time deposits (Note 14a)	66,892,910	29,146,088
Securities sold under agreements to repurchase (Notes 3n and 14b)	208,546,161	242,437,351
Own portfolio	133,189,778	105,367,187
Third-party portfolio	66,700,064	128,356,541
Unrestricted portfolio	8,656,319	8,713,623
Funds from issuance of securities (Note 14c)	66,217,948	82,709,188
Mortgage and real estate notes, letters of credit and others	64,927,439	81,561,359
Securities issued overseas	786,514	970,705
Structured Operations Certificates	503,995	177,124
Interbank accounts	24,355,267	20,904,697
Unsettled payments and receipts	22,988,512	19,546,537
Correspondent banks	1,366,755	1,358,160
Interdepartmental accounts	5,770,638	5,855,275
Third-party funds in transit	5,770,638	5,855,275
Borrowing (Note 15a)	27,906,561	17,279,622
Borrowing overseas	27,906,561	17,279,622
On-lending in Brazil - official institutions (Note 15b)	7,631,435	11,052,779
National treasury	105,725	97,200
BNDES	2,419,524	5,039,056
FINAME	5,104,742	5,915,013
Other institutions	1,444	1,510
Derivative financial instruments (Notes 3f and 6d II)	15,575,014	13,657,362
Derivative financial instruments	15,575,014	13,657,362
Other liabilities	48,015,542	56,632,628
Payment of taxes and other contributions	512,445	1,003,974
Foreign exchange portfolio (Note 9a)	5,554,384	7,654,624
Social and statutory	4,941,359	4,444,353
Tax and social security (Note 18a)	2,086,429	1,863,868
Securities trading	3,242,839	2,274,148
Financial and development funds	1,299	1,299
Subordinated debts (Note 17)	6,471,550	10,821,546
Sundry (Note 18b)	25,205,237	28,568,816
Long-term liabilities	321,849,952	257,699,337
Deposits (Notes 3n and 14a)	130,117,548	98,186,971
Interbank deposits	24,969	469,750
Time deposits (Note 14a)	130,092,579	97,717,221
Securities sold under agreements to repurchase (Notes 3n and 14b)	939,212	6,120,732
Own portfolio	939,212	6,120,732
Funds from issuance of securities (Note 14c)	96,405,010	64,655,367
Mortgage and real estate notes, letters of credit and others	92,926,316	62,335,983
Securities issued overseas	3,326,073	2,128,023
Structured Operations Certificates	152,621	191,361
Borrowing (Note 15a)	1,808,215	1,240,945
Borrowing overseas	1,808,215	1,240,945
On-lending in Brazil - official institutions (Note 15b)	17,538,623	19,716,515
BNDES	8,315,761	8,753,797
FINAME	9,222,862	10,962,718
Derivative financial instruments (Notes 3f and 6d II)	549,487	439,897
Derivative financial instruments	549,487	439,897
Other liabilities	74,491,857	67,338,910
Tax and social security (Note 18a)	2,396,031	3,104,514
Subordinated debts (Note 17)	12,188,392	16,241,102
Eligible Debt Capital Instruments (Note 17)	34,992,913	23,129,838

Bradesco     5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2018	2017
Sundry (Note 18b)	24,914,521	24,863,456
Deferred income	357,364	387,587
Deferred income	357,364	387,587
Non-controlling interests in subsidiaries (Note 19)	73,260	18,128
Shareholders' equity (Note 20)	121,120,869	110,457,476
Capital:
- Domiciled in Brazil	66,668,912	58,361,598
- Domiciled overseas	431,088	738,402
Capital reserves	11,441	11,441
Profit reserves	53,688,370	49,902,013
Asset valuation adjustments	761,572	1,884,536
Treasury shares (Note 20d)	(440,514)	(440,514)
Total	1,061,352,037	987,586,985

The accompanying Notes are an integral part of these Financial Statements.

6                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income of the Prudential Conglomerate on December 31 – In thousands of Reais

	2018		2017
	2nd semester	Year ended	Year ended
Revenue from financial intermediation	56,367,212	102,366,983	124,909,956
Loans (Note 8j)	36,084,454	70,103,617	72,730,163
Leases (Note 8j)	663,510	1,442,785	1,871,316
Operations with securities (Note 6g)	15,202,621	31,276,145	41,481,779
Income from derivative financial instruments (Note 6g)	1,103,917	(6,079,321)	1,893,815
Foreign exchange operations (Note 9a)	1,108,297	1,637,575	2,287,568
Reserve requirement (Note 7b)	2,135,106	3,966,507	4,935,462
Sale or transfer of financial assets	69,307	19,675	(290,147)

Expenses from financial intermediation	33,152,414	72,754,619	90,355,961
Retail and professional market funding (Note 14e)	20,993,235	41,469,233	59,152,502
Borrowing and on-lending (Note 15c)	2,329,786	11,843,283	4,523,807
Leases (Note 8j)	515,280	1,184,585	1,600,669
Allowance for loan losses (Notes 3g, 8g and 8h)	9,314,113	18,257,518	25,078,983

Gross income from financial intermediation	23,214,798	29,612,364	34,553,995

Other operating income (expenses)	(9,744,298)	(9,232,081)	(19,317,416)
Fee and commission income (Note 21)	12,915,704	25,387,276	24,040,649
Other fee and commission income	9,020,543	17,427,324	16,407,948
Income from banking fees	3,895,161	7,959,952	7,632,701
Payroll and related benefits (Note 22)	(8,778,862)	(17,322,334)	(19,275,625)
Other administrative expenses (Note 23)	(10,915,866)	(21,674,319)	(21,675,359)
Tax expenses (Note 24)	(3,106,428)	(5,017,238)	(4,829,965)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 11)	4,671,931	16,783,480	7,732,041
Other operating income (Note 25)	3,032,584	6,321,420	8,857,244
Other operating expenses (Note 26)	(7,563,361)	(13,710,366)	(14,166,401)
Operating income	13,470,500	20,380,283	15,236,579
Non-operating income (loss) (Note 27)	(588,555)	(897,974)	(706,063)
Income before income tax and social contribution and non-controlling interests	12,881,945	19,482,309	14,530,516
Income tax and social contribution (Notes 31a and 31b)	(2,787,066)	(384,485)	129,068
Current income tax	(717,164)	(1,094,109)	(1,167,669)
Current Social Contribution	310,342	(875,287)	(934,135)
Deferred Tax	(2,380,244)	1,584,911	2,230,872
Non-controlling interests in subsidiaries	(4,434)	(12,871)	(1,829)
Net income	10,090,445	19,084,953	14,657,755

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     7

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on June 30, 2018	67,100,000	11,441	7,989,741	39,341,704	(963,649)	(440,514)	-	113,038,723
Capital increase with reserves								-
Asset valuation adjustments					1,725,221			1,725,221
Net income							10,090,445	10,090,445
Allocations:
- Reserves			504,522	5,852,403			(6,356,925)	-
- Interest on Shareholders’ Equity Paid							(3,733,520)	(3,733,520)
Balance on December 31, 2018	67,100,000	11,441	8,494,263	45,194,107	761,572	(440,514)	-	121,120,869

Balance on January 1st, 2017	51,100,000	11,441	6,807,128	43,641,474	(677,116)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	2,561,652	-	-	2,561,652
Net income	-	-	-	-	-	-	14,657,755	14,657,755
Allocations:
- Reserves	-	-	732,888	6,720,523	-	-	(7,453,411)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(7,204,344)	(7,204,344)
Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476

Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(1,122,964)	-	-	(1,122,964)
Net income	-	-	-	-	-	-	19,084,953	19,084,953
Allocations:
- Reserves	-	-	954,247	10,832,110	-	-	(11,786,357)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(7,298,596)	(7,298,596)
Balance on December 31, 2018	67,100,000	11,441	8,494,263	45,194,107	761,572	(440,514)	-	121,120,869

The accompanying Notes are an integral part of these Financial Statements.

8                December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Added Value of the Prudential Conglomerate on December 31 – In thousands of Reais

Description	2nd semester	%	2018	%	2017	%
1 – Revenue	54,853,682	124.5	101,220,348	229.8	117,869,034	288.0
1.1) Financial intermediation	56,367,212	127.9	102,366,983	232.4	124,909,956	305.2
1.2) Fees and commissions	12,915,704	29.3	25,387,276	57.6	24,040,649	58.7
1.3) Allowance for loan losses	(9,314,113)	(21.1)	(18,257,518)	(41.4)	(25,078,983)	(61.3)
1.4) Others (Includes Private Social Investment (Note 32b))	(5,115,121)	(11.6)	(8,276,393)	(18.8)	(6,002,588)	(14.7)
2 – Financial intermediation expenses	(23,838,301)	(54.1)	(54,497,101)	(123.7)	(65,276,978)	(159.5)
3 – Inputs acquired from third-parties	(7,501,495)	(17.0)	(14,470,957)	(32.8)	(14,221,890)	(34.7)
Outsourced services	(2,165,103)	(4.9)	(4,240,041)	(9.6)	(4,077,092)	(10.0)
Data processing	(1,271,218)	(2.9)	(2,429,828)	(5.5)	(2,315,538)	(5.7)
Communication	(716,898)	(1.6)	(1,448,900)	(3.3)	(1,578,468)	(3.9)
Asset maintenance	(565,651)	(1.3)	(1,129,485)	(2.6)	(1,148,790)	(2.8)
Financial system services	(487,832)	(1.1)	(934,416)	(2.1)	(1,004,376)	(2.5)
Security and surveillance	(364,901)	(0.8)	(748,577)	(1.7)	(818,221)	(2.0)
Transport	(371,158)	(0.8)	(737,162)	(1.7)	(769,728)	(1.9)
Material, water, electricity and gas	(295,013)	(0.7)	(594,690)	(1.3)	(625,709)	(1.5)
Advertising and marketing	(562,311)	(1.3)	(957,351)	(2.2)	(804,905)	(2.0)
Travel	(124,152)	(0.3)	(228,680)	(0.5)	(194,234)	(0.5)
Others (Includes Private Social Investment (Note 32b))	(577,258)	(1.3)	(1,021,827)	(2.3)	(884,829)	(2.2)
4 – Gross value added (1-2-3)	23,513,886	53.4	32,252,290	73.2	38,370,166	93.7
5 – Depreciation and amortization	(2,301,479)	(5.2)	(4,979,855)	(11.3)	(5,171,507)	(12.6)
6 – Net value added produced by the entity (4-5)	21,212,407	48.1	27,272,435	61.9	33,198,659	81.1
7 – Value added received through transfer	4,671,931	10.6	16,783,480	38.1	7,732,041	18.9
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	4,671,931	10.6	16,783,480	38.1	7,732,041	18.9
8 – Value added to distribute (6+7)	25,884,338	58.7	44,055,915	100.0	40,930,700	100.0
9 – Value added distributed	25,884,338	58.8	44,055,915	100.0	40,930,700	100.0
9.1) Personnel	7,724,126	17.5	15,282,463	34.7	17,194,644	42.0
Salaries	4,006,952	9.1	7,795,742	17.7	8,489,938	20.7
Benefits	1,988,746	4.5	3,954,160	9.0	4,923,102	12.0
Government Severance Indemnity Fund for Employees (FGTS)	368,685	0.8	706,841	1.6	1,207,056	2.9
Other	1,359,743	3.1	2,825,720	6.4	2,574,548	6.3
9.2) Tax, fees and contributions	6,948,230	15.8	7,441,594	16.9	6,781,878	16.6
Federal	6,289,582	14.3	6,225,705	14.1	5,921,328	14.5
State	4,949	-	8,040	-	10,768	-
Municipal	653,699	1.5	1,207,849	2.7	849,782	2.1
9.3) Remuneration for providers of capital	1,117,103	2.5	2,234,034	5.1	2,294,594	5.6
Rental	824,816	1.9	1,626,564	3.7	1,637,849	4.0
Asset leases	292,287	0.7	607,470	1.4	656,745	1.6
9.4) Value distributed to shareholders	10,094,879	22.9	19,097,824	43.3	14,659,584	35.8
Interest on Shareholders’ Equity Dividends paid and/or provisioned	3,733,520	8.5	7,298,596	16.6	7,204,344	17.6
Retained earnings	6,356,925	14.4	11,786,357	26.8	7,453,411	18.2
Non-controlling interests in retained earnings	4,434	-	12,871	-	1,829	-

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     9

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Cash Flow of the Prudential Conglomerate on December 31 – In thousands of Reais

	2018		2017
	2nd semester	Year ended	Year ended
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	12,881,945	19,482,309	14,530,516
Adjustments to net income before income tax and social contribution	15,833,218	34,970,948	48,568,200
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(296,694)	(716,246)	(801,320)
Allowance for loan losses	9,314,113	18,257,518	25,078,983
Depreciation and amortization	2,301,479	4,979,855	5,171,507
Impairment losses of assets	660,608	1,066,200	2,597,726
Expenses/ reversal with civil, labor and tax provisions	1,850,725	3,634,696	2,339,705
Share of profit (loss) of unconsolidated and jointly controlled companies	(4,671,931)	(16,783,480)	(7,732,041)
(Gain)/loss on sale of fixed assets	43,498	63,115	58,603
(Gain)/loss on sale of foreclosed assets	267,699	549,851	578,985
Foreign exchange variation of assets and liabilities overseas/Other	6,363,721	23,919,439	21,276,052
Net income before taxes after adjustments	28,715,163	54,453,257	63,098,716
(Increase)/Decrease in interbank investments	3,668,712	79	(2,669,175)
(Increase)/Decrease in trading securities and derivative financial instruments	(1,741,170)	2,679,216	2,884,798
(Increase)/Decrease in interbank and interdepartmental accounts	3,283,360	(511,740)	19,076,892
(Increase)/Decrease in loans and leases	(13,705,000)	(40,974,449)	(3,317,016)
(Increase)/Decrease in other receivables and other assets	(2,893,818)	(19,500,702)	(11,220,492)
(Increase)/Decrease in reserve requirement - Central Bank	(16,196,682)	(20,882,690)	(8,677,695)
Increase/(Decrease) in deposits	43,440,925	77,367,048	31,210,877
Increase/(Decrease) in securities sold under agreements to repurchase	(12,727,343)	(39,072,710)	(9,182,363)
Increase/(Decrease) in borrowings and on-lending	3,498,572	5,594,973	(8,910,300)
Increase/(Decrease) in other liabilities	(14,537,350)	(6,417,292)	(19,995,567)
Increase/(Decrease) in deferred income	(8,548)	(30,223)	(64,499)
Income tax and social contribution paid	(800,251)	(2,746,145)	(4,867,351)
Net cash provided by/(used in) operating activities	19,996,570	9,958,622	47,366,825
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	786,900	2,453,986	1,716,924
Sale of/maturity of and interest on available-for-sale securities	69,826,151	117,484,407	77,021,457
Proceeds from sale of foreclosed assets	324,385	645,794	798,171
Sale of investments	96,477	179,176	-
Sale of premises and equipment	55,038	296,766	891,316
Purchases of available-for-sale securities	(51,158,729)	(136,643,975)	(104,967,939)
Purchases of held-to-maturity securities	(35,768,558)	(35,768,558)	(33,798)
Investment acquisitions	(277,184)	(279,111)	(5,246,640)
Purchase of premises and equipment	(1,315,798)	(1,747,900)	(1,630,375)
Intangible asset acquisitions	(1,684,989)	(3,875,330)	(1,966,793)
Dividends and interest on shareholders’ equity received	5,096,013	5,116,246	3,506,941
Net cash provided by/(used in) investing activities	(14,020,294)	(52,138,499)	(29,910,736)
Cash flow from financing activities:
Funds from securities issued	42,199,461	95,196,518	70,915,810
Settlement and Interest payments of Funds from issuance of securities	(52,337,462)	(91,035,793)	(100,286,827)
Issuance of subordinated debts	10,890,606	10,890,606	6,594,610
Settlement and Interest payments of subordinated debts	(1,856,477)	(12,947,073)	(14,303,148)
Interest on Shareholders’ Equity Paid	(1,690,172)	(6,483,196)	(6,397,874)
Non-controlling interest	(1,312)	42,261	(364)
Net cash provided by/(used in) financing activities	(2,795,356)	(4,336,677)	(43,477,793)
Net increase/(decrease) in cash and cash equivalents	3,180,920	(46,516,554)	(26,021,704)
Cash and cash equivalents - at the beginning of the period	106,621,071	155,898,993	181,119,377
Effect of Changes in Exchange Rates in Cash and Cash equivalents	296,694	716,246	801,320
Cash and cash equivalents - at the end of the period	110,098,685	110,098,685	155,898,993
Net increase/(decrease) in cash and cash equivalents	3,180,920	(46,516,554)	(26,021,704)

The accompanying Notes are an integral part of these  Financial Statements.

10                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Notes to Financial Statements of the Prudential Conglomerate are as follows:

Bradesco     11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco), Institution leading conglomerate Prudential, is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds. These  requirements are not necessarily the same as those established by corporate law.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on acquisitions of investments in subsidiaries / affiliates and jointly controlled companies is presented in investments and intangible assets (Note 13a).

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on March 21, 2019.

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	On December 31
	Activity	Equity interest
		2018	2017
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	100.00%	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco Argentina S.A.U (2) (3)	Banking	100.00%	99.99%
Banco Bradesco BBI S.A. (4)	Investment bank	99.96%	99.85%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Europa S.A. (3)	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3) (5)	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (6)	Exchange Broker	99.97%	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong Limited (3)	Brokerage	100.00%	100.00%
Bradesco Securities, Inc. (3)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (3)	Brokerage	100.00%	100.00%

12                December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31
	Activity	Equity interest
		2018	2017
Bradescard México, sociedad de Responsabilidad Limitada (7)	Cards	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BMC Asset Management - DTVM Ltda. (8)	Asset management	-	100.00%
Cidade Capital Markets Ltd. (3)	Banking	100.00%	100.00%
Crediare S.A. Crédito, Financiamento e Investimento (9)	Banking	50.00%	50.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Asset management	100.00%	100.00%
Serel Participações em Imóveis S.A.	Asset management	100.00%	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Services	100.00%	100.00%
Bankpar Consultoria e Serviços Ltda.	Services	100.00%	100.00%
BCN - Consultoria, Adm. Bens, Serv. e Publicidade Ltda.	Services	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Investment Funds (10)
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Uniao	Investment Fund	79.15%	66.09%
Bradesco F.I.C.F.I. Referenciado DI Galáxia	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%	100.00%
Alpha F.I. Mult. Créd. Priv. Inv. no Exterior	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%	100.00%
Fundo de Investimento Referenciado DI GJ	Investment Fund	100.00%	100.00%
FIP Multisetorial Plus	Investment Fund	100.00%	100.00%
FII - F.I.R.F. Cred. Privado	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Créd. Priv. Inv. no Exterior - CDI Mais	Investment Fund	100.00%	100.00%

(1) In December 2018 there was acquisition of shares held by a minority shareholder;
(2) Change in the percentage of participation, by assignment of quotas and change of corporate name to unilateral company;

(3) The functional currency of these companies abroad is the Real;

(4) In November, 2017, Banco Boavista Interatlântico S.A. was merged into Banco Bradesco BBI S.A. increasing the interest by means of subscription of shares and in May, 2018, there were acquisition of shares held by minority shareholders by Banco Bradesco S.A;

(5) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(6) In November 2018, there was a change in the corporate name of Bradesco-Kirton Corretora de Títulos e Valores Mobiliários S.A. to Bradesco-Kirton Corretora de Câmbio S.A.;

(7) The functional currency of this company is the Mexican Peso;

(8) Company incorporated in August, 2018, by the company Banco Bradesco Financiamentos S.A.;

(9) At the request of the Central Bank of Brazil, from March 2018 we started to consolidate the Crediare S.A. Crédito, Financiamentos e Investimentos; and

(10) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore has the real as functional currency and assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market

14                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 6.

f)    Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•       Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 6.

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors.

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified.

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and (c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-    Unearned income from leasing and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Residual value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations whose delays are equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

16                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

III-  Leased fixed assets

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and the like, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 31.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 10b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, impairment, where applicable.

The composition of unconsolidated companies, as well as other investments, are disclosed in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 12.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 13.

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

18                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up updated to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 14.

o)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and in accordance with Circular Letter nº 3,429/10:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, is presented in Note 16.

p)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 14c and 17.

q)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

r)    Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 32.

4)     CASH AND CASH EQUIVALENTS

	On December 31 - R$ thousand
	2018	2017
Cash and due from banks in domestic currency	14,604,346	12,858,488
Cash and due from banks in foreign currency	4,880,713	2,014,413
Investments in gold	823	375
Total cash and due from banks	19,485,882	14,873,276
Interbank investments (1)	90,612,803	141,025,717
Total cash and cash equivalents	110,098,685	155,898,993

(1)  It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

5)      INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360 days	2018	2017
	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	6,934,652	19,170,537	-	-	26,105,189	12,880,529
● Financial treasury bills	5,604,716	-	-		5,604,716	605,335
● National treasury notes	659,028	6,369,513	-	-	7,028,541	10,104,097
● National treasury bills	322,927	12,801,024	-	-	13,123,951	2,133,622
● Other	347,981	-	-	-	347,981	37,475
Funded position	23,154,078	42,929,820	-	-	66,083,898	128,293,877
● National treasury notes	523,787	26,683,117	-	-	27,206,904	61,691,772
● Financial treasury bills	13,973,377	-	-	-	13,973,377	21,736,942
● National treasury bills	8,656,914	16,246,703	-	-	24,903,617	44,865,163
Unrestricted position	250,216	3,766,819	-	-	4,017,035	3,558,414
● National treasury bills	250,216	3,766,819	-	-	4,017,035	3,558,414
Subtotal	30,338,946	65,867,176	-	-	96,206,122	144,732,820
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	2,187,396	2,463,590	1,677,056	1,397,869	7,725,911	9,615,731
● Provision for losses	(28)	(2,120)	(220)	-	(2,368)	(5,893)
Subtotal	2,187,368	2,461,470	1,676,836	1,397,869	7,723,543	9,609,838
Total in 2018	32,526,314	68,328,646	1,676,836	1,397,869	103,929,665
%	31.3	65.7	1.7	1.3	100.0
Total in 2017	33,952,366	115,882,685	3,262,266	1,245,341		154,342,658
%	22.0	75.1	2.1	0.8		100.0

20                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Year ended December 31 - R$ thousand
	2018	2017
Income from investments in purchase and sale commitments:
• Own portfolio position	1,357,213	1,064,822
• Funded position	5,622,852	16,016,339
• Unrestricted position	1,809,839	747,625
Subtotal	8,789,904	17,828,786
Income from interest-earning deposits in other banks	507,817	527,887
Total (Note 6g)	9,297,721	18,356,673

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On December 31 - R$ thousand
	2018	%	2017	%
Trading securities	47,565,943	16.1	48,217,917	19.9
- Government securities	26,808,530	9.1	24,116,495	9.9
- Corporate securities	6,035,362	2.0	9,919,753	4.1
- Derivative financial instruments (1) (5)	14,722,051	5.0	14,181,669	5.9
Available-for-sale securities (2)	182,282,394	61.7	181,767,575	75.0
- Government securities	116,586,269	39.5	126,630,718	52.3
- Corporate securities	65,696,125	22.2	55,136,857	22.7
Held-to-maturity securities (2)	65,475,387	22.2	12,277,210	5.1
- Government securities	53,930,505	18.3	17,645	-
- Corporate securities	11,544,882	3.9	12,259,565	5.1
Total	295,323,724	100.0	242,262,702	100.0

- Government securities	197,325,304	66.8	150,764,858	62.2
- Corporate securities	97,998,420	33.2	91,497,844	37.8
Total	295,323,724	100.0	242,262,702	100.0

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On December 31 - R$ thousand
	2018							2017
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
Financial treasury bills	-	319,444	-	14,104,478	14,423,922	14,422,969	953	15,052,479	1,618
National treasury notes	69,261	224,201	-	6,637,103	6,930,565	6,689,680	240,885	7,635,052	250,850
Financial bills	40,417	224,899	214,092	251,521	730,929	734,297	(3,368)	799,623	1,209
Debentures	48,289	-	178,575	758,104	984,968	1,183,263	(198,295)	1,999,785	(173,765)
National treasury bills	298,740	464,377	225,921	3,331,964	4,321,002	4,263,824	57,178	1,074,842	4,456
Brazilian foreign debt securities	-	-	-	659,602	659,602	645,523	14,079	307	-
Derivative financial instruments (1) (5)	10,716,945	2,357,250	730,302	917,554	14,722,051	15,853,855	(1,131,804)	14,181,669	(4,790,915)
Other	2,562,851	528,130	24,748	1,677,175	4,792,904	4,839,124	(46,220)	7,474,160	(27,667)
Total	13,736,503	4,118,301	1,373,638	28,337,501	47,565,943	48,632,535	(1,066,592)	48,217,917	(4,734,214)
Derivative financial instruments (liabilities) (5)	(15,038,965)	(373,896)	(162,153)	(549,487)	(16,124,501)	(12,487,343)	(3,637,158)	(14,097,259)	(3,794,840)

II)   Available-for-sale securities

Securities (2) (6)	On December 31 - R$ thousand
	2018							2017
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
National treasury bills	14,228,693	40,551,096	13,678,225	32,589,626	101,047,640	100,094,000	953,640	109,550,759	2,338,917
Debentures	843,075	1,668,834	724,845	41,311,358	44,548,112	45,725,023	(1,176,911)	34,988,998	(643,636)
National treasury notes	-	1,620,743	-	10,409,252	12,029,995	11,530,425	499,570	10,077,566	386,255
Foreign corporate securities	-	1,169,626	404,280	7,902,658	9,476,564	9,561,158	(84,594)	10,034,235	147,226
Shares	6,175,793	-	-	-	6,175,793	7,503,170	(1,327,377)	7,328,787	(848,627)
Foreign government bonds	-	-	-	-	-	-	-	3,202,547	(8,007)
Certificates of real estate receivables	21,680	2,741	-	1,571,974	1,596,395	1,565,015	31,380	1,041,845	(22,512)
Promissory Notes	13,233	201,567	-	-	214,800	214,265	535	495,528	(761)
Other	2,472,386	879,247	72,422	3,769,040	7,193,095	7,172,536	20,559	5,047,310	79,512
Subtotal	23,754,860	46,093,854	14,879,772	97,553,908	182,282,394	183,365,592	(1,083,198)	181,767,575	1,428,367
Accounting Hedge (Note 6f)	-	-	-	-	-	-	(409,784)	-	(103,723)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(491,064)	-	(366,102)
Total	23,754,860	46,093,854	14,879,772	97,553,908	182,282,394	183,365,592	(1,984,046)	181,767,575	958,542

22                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

III) Held-to-maturity securities

Securities (2) (6)	On December 31 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
National treasury bills	-	-	-	53,109,511	53,109,511	54,743,449	1,633,938	-	-
Certificates of real estate receivables	-	29,857	-	11,514,177	11,544,034	11,357,496	(186,538)	12,259,565	(295,783)
National treasury notes	133	1,101	1,077	815,718	818,029	880,974	62,945	7,115	-
Other	-	-	-	3,813	3,813	3,813	-	10,530	(420)
Total	133	30,958	1,077	65,443,219	65,475,387	66,985,732	1,510,345	12,277,210	(296,203)

c)      Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2018 (3) (4)	Total in 2017 (3) (4)
Own portfolio	26,773,248	7,098,701	1,610,795	105,074,117	140,556,861	146,153,605
Fixed income securities	19,751,087	7,098,701	1,610,795	105,074,117	133,534,700	137,982,552
● National treasury notes	69,394	1,135	1,077	1,982,233	2,053,839	8,563,144
● Financial treasury bills	-	627,427	-	12,286,768	12,914,195	14,043,257
● National treasury bills	14,527,433	3,740,378	819,601	32,583,996	51,671,408	47,730,251
● Debentures	891,364	1,668,833	468,532	37,125,911	40,154,640	36,988,782
● Financial bills	40,417	224,899	214,092	355,725	835,133	799,623
● Certificates of real estate receivables	21,680	32,598	-	13,240,985	13,295,263	13,404,917
● Foreign corporate securities	171,014	336,339	10,323	3,735,894	4,253,570	5,604,804
● Brazilian foreign debt securities	-	-	-	1,818,063	1,818,063	736,048
● Bank deposit certificates	97,603	253,068	-	10	350,681	332,055
● Promissory Notes	13,233	201,567	-	-	214,800	2,863,290
● Other	3,918,949	12,457	97,170	1,944,532	5,973,108	6,916,381
Equity securities	7,022,161	-	-	-	7,022,161	8,171,053
● Shares of listed companies	7,022,161	-	-	-	7,022,161	8,171,053
Restricted securities	1,303	37,712,708	12,816,447	85,099,083	135,629,541	76,916,412
Subject to repurchase agreements	-	35,704,868	12,386,268	78,306,944	126,398,080	65,760,819
● National treasury bills	-	32,648,316	11,557,423	56,404,319	100,610,058	56,213,201
● Foreign corporate securities	-	1,095,893	393,956	4,714,900	6,204,749	5,729,357
● National treasury notes	-	1,844,910	-	11,246,552	13,091,462	2,816,750

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2018 (3) (4)	Total in 2017 (3) (4)
● Financial treasury bills	-	115,749	-	591,416	707,165	287,956
● Other	-	-	434,889	5,349,757	5,784,646	713,555
Privatization rights	-	-	-	39,273	39,273	44,127
Given in guarantee	1,303	2,007,840	430,179	6,752,866	9,192,188	11,111,466
● National treasury notes	-	-	-	4,389,414	4,389,414	4,066,134
● National treasury bills	-	1,552,326	430,179	42,786	2,025,291	3,946,983
● Financial treasury bills	572	455,514	-	2,253,425	2,709,511	3,035,421
● Other	731	-	-	67,241	67,972	62,928
Derivative financial instruments (1) (5)	10,716,945	2,357,250	730,302	917,554	14,722,051	14,181,669
Securities sold under repurchase agreements - unrestricted	-	3,074,454	1,096,943	243,874	4,415,271	5,011,016
● National treasury bills	-	3,074,454	1,096,943	-	4,171,397	2,735,165
● National treasury notes	-	-	-	243,874	243,874	2,273,706
● Financial treasury bills	-	-	-	-	-	2,145
Total	37,491,496	50,243,113	16,254,487	191,334,628	295,323,724	242,262,702
%	12.7	17.0	5.5	64.8	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the instruments, we are classifying the derivative financial instruments, in the "Securities for Trading" category. For derivative financial instruments considered as accounting hedge, the category used is "Available-for-Sale Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as of June 30, 2018, Management decided to reclassify Securities available for Sale to Held to Maturity, in the amount of R$ 17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$ (297,343) thousand, was retained in shareholders’ equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk management strategy. In the second semester of 2018 and in 2017, there were no sales or reclassifications of securities classified in this category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6d II); and
(6) In the year ended on December 31, 2018, there were impairment losses on financial assets (mostly debentures), net of reversals, related to securities classified as “Available-for-Sale” and “Held-to-Maturity” in the amount of R$ 979,765 thousand (R$ 2,517,178 thousand in 2017).

24                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, relating an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro-strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure’s key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)     Amount of derivative financial instruments recognized by index

	On December 31 - R$ thousand
	2018					2017
	Nominal value	Net amount value	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts
Purchase commitments:	227,726,255		1,308	-	1,308	127,891,433		817	-	817
- Interbank market	174,849,777	110,937,866	912	-	912	79,771,752	24,366,908	558	-	558
- Foreign currency	52,576,329	-	393	-	393	47,956,458	-	101	-	101
- Other	300,149	11,525	3	-	3	163,223	49,452	158	-	158
Sale commitments:	129,283,059		(6,026)	-	(6,026)	122,185,585		(903)	-	(903)
- Interbank market (1)	63,911,911	-	(5,995)	-	(5,995)	55,404,844	-	(795)	-	(795)
- Foreign currency (2)	65,082,524	12,506,195	(21)	-	(21)	66,666,970	18,710,512	-	-	-
- Other	288,624	-	(10)	-	(10)	113,771	-	(108)	-	(108)

Option contracts
Purchase commitments:	34,094,128		1,365,520	108,423	1,473,943	9,175,002		1,056,007	4,355	1,060,362
- Interbank market	18,526,773	507,784	512,578	29,882	542,460	1,425,013	429,323	414,684	6,637	421,321
- Foreign currency	14,764,233	3,216,607	822,075	72,814	894,889	7,306,564	-	630,326	(25,298)	605,028
- Other	803,122	88,633	30,867	5,727	36,594	443,425	215,284	10,997	23,016	34,013
Sale commitments:	30,281,104		(1,648,053)	13,854	(1,634,199)	11,477,775		(990,049)	46,336	(943,713)
- Interbank market	18,018,989	-	(990,383)	(29,966)	(1,020,349)	995,690	-	(508,012)	(5,926)	(513,938)
- Foreign currency	11,547,626	-	(603,269)	31,513	(571,756)	10,253,944	2,947,380	(459,139)	49,552	(409,587)
- Other	714,489	-	(54,401)	12,307	(42,094)	228,141	-	(22,898)	2,710	(20,188)

Forward contracts
Purchase commitments:	13,597,633		731,145	-	731,145	10,486,497		(114,832)	-	(114,832)
- Interbank market	213,196	213,196	15,577	-	15,577	-	-	-	-	-
- Foreign currency	12,488,148	-	135,002	-	135,002	10,372,477	-	(113,800)	-	(113,800)
- Other	896,289	292,399	580,566	-	580,566	114,020	-	(1,032)	-	(1,032)
Sale commitments:	19,213,840		(164,382)	-	(164,382)	15,582,794		324,705	-	324,705
- Foreign currency (2)	18,609,950	6,121,802	(188,371)	-	(188,371)	14,947,271	4,574,794	(27,176)	-	(27,176)
- Other	603,890	-	23,989	-	23,989	635,523	521,503	351,881	-	351,881

Swap contracts
Assets (long position):	73,300,586		13,411,279	(1,240,227)	12,171,052	62,796,097		17,199,754	(4,795,270)	12,404,484
- Interbank market	4,439,901	2,845,083	319,859	89,857	409,716	6,286,693	3,427,373	508,363	42,409	550,772
- Fixed rate	51,759,240	23,444,731	11,671,420	(1,910,637)	9,760,783	48,791,015	23,275,888	15,958,367	(5,664,001)	10,294,366
- Foreign currency	15,551,428	-	1,296,270	461,908	1,758,178	6,161,641	-	696,030	555,291	1,251,321
- IGPM	753,483	7,483	55,731	54,099	109,830	652,450	-	2,482	44,228	46,710
- Other	796,534	-	67,999	64,546	132,545	904,298	-	34,512	226,803	261,315

26                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	2018					2017
	Nominal value	Net amount value	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value	Original amortized cost	Mark-to-market adjustment	Fair value
Liabilities (unrestricted position):	56,095,194		(10,324,279)	(3,651,012)	(13,975,291)	45,733,215		(8,805,334)	(3,841,176)	(12,646,510)
- Interbank market	1,594,818	-	(17,713)	(27,358)	(45,071)	2,859,320	-	(116,128)	(38,488)	(154,616)
- Fixed rate	28,314,509	-	(6,187,481)	(3,397,316)	(9,584,797)	25,515,127	-	(7,016,419)	(3,438,816)	(10,455,235)
- Foreign currency	23,368,048	7,816,620	(3,751,368)	25,542	(3,725,826)	14,288,568	8,126,927	(1,476,907)	(81,285)	(1,558,192)
- IGPM	746,000	-	(117,080)	(75,724)	(192,804)	728,000	75,550	(36,205)	(70,796)	(107,001)
- Other	2,071,819	1,275,285	(250,637)	(176,156)	(426,793)	2,342,200	1,437,902	(159,675)	(211,791)	(371,466)
Total	583,591,799		3,366,512	(4,768,962)	(1,402,450)	405,328,398		8,670,165	(8,585,755)	84,410

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$ 8,285,152 thousand (R$ 6,769,979 in 2017); and (ii) accounting hedges to protect interbank investments, in the amount of R$ 9,784,183 thousand (R$ 16,030,487 thousand in 2017) (note 6f); and
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$ 59,884,730 thousand (R$ 49,543,254 thousand in 2017).

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	On December 31 - R$ thousand
	2018									2017
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	13,411,279	(1,240,227)	12,171,052	83.0	12,140,572	-	-	30,480	12,171,052	12,404,484
Adjustment receivable - future	1,308	-	1,308	-	1,308	-	-	-	1,308	817
Receivable forward purchases	882,677	-	882,677	6.0	201,434	123,425	544,004	13,814	882,677	163,775
Receivable forward sales (1)	193,071	-	193,071	1.0	44,060	26,997	118,992	3,022	193,071	552,231
Premiums on exercisable options	1,365,520	108,423	1,473,943	10.0	527,205	9,194	67,306	870,238	1,473,943	1,060,362
Total assets (A)	15,853,855	(1,131,804)	14,722,051	100.0	12,914,579	159,616	730,302	917,554	14,722,051	14,181,669
Adjustment payables - swaps	(10,324,279)	(3,651,012)	(13,975,291)	87.0	(13,945,102)	-	-	(30,189)	(13,975,291)	(12,646,510)
Adjustment payables - future	(6,026)	-	(6,026)	-	(6,026)	-	-	-	(6,026)	(903)
Payable forward purchases	(151,532)	-	(151,532)	1.0	(71,237)	(50,792)	(22,432)	(7,071)	(151,532)	(278,607)
Payable forward sales	(357,453)	-	(357,453)	2.0	(168,047)	(119,813)	(52,914)	(16,679)	(357,453)	(227,526)
Premiums on written options	(1,648,053)	13,854	(1,634,199)	10.0	(1,010,667)	(41,177)	(86,807)	(495,548)	(1,634,199)	(943,713)
Total liabilities (B)	(12,487,343)	(3,637,158)	(16,124,501)	100.0	(15,201,079)	(211,782)	(162,153)	(549,487)	(16,124,501)	(14,097,259)

Net Effect (A-B)	3,366,512	(4,768,962)	(1,402,450)		(2,286,500)	(52,166)	568,149	368,067	(1,402,450)	84,410

(1)  Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Reference Value)

	On December 31 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Futures contracts (1)	199,908,795	30,528,629	22,092,725	104,479,165	357,009,314	250,077,018
Option contracts	12,045,860	3,259,021	38,680,422	10,389,929	64,375,232	20,652,777
Forward contracts (1)	19,008,660	8,405,385	4,195,332	1,202,096	32,811,473	26,069,291
Swap contracts	4,388,287	12,029,281	35,170,283	77,807,929	129,395,780	108,529,312
Total in 2018	235,351,602	54,222,316	100,138,762	193,879,119	583,591,799
Total in 2017	156,288,398	39,749,826	30,830,564	178,459,610		405,328,398

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

28                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On December 31 - R$ thousand
	2018	2017
Government securities
National treasury bills	-	2,401,816
National treasury notes	4,525,418	4,555,551
Total	4,525,418	6,957,367

V)  Revenues and expenses, net

	Years ended December 31 - R$ thousand
	2018	2017
Swap contracts	(1,880,402)	85,043
Forward contracts (1)	(140,362)	(193,436)
Option contracts	(166,403)	(231,423)
Futures contracts (1)	(3,892,154)	2,233,631
Total (Note 6g)	(6,079,321)	1,893,815

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On December 31 - R$ thousand
	2018	2017
B3 (stock exchange)	373,784,215	225,585,190
B3 (over-the-counter)	163,922,802	143,287,208
Financial Institutions	89,665,773	87,978,346
Companies	74,158,676	55,165,575
Individuals	98,354	143,287
Overseas (stock exchange) (1)	31,202,691	32,785,343
Overseas (over-the-counter) (1)	14,682,091	3,670,657
Total	583,591,799	405,328,398

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	On December 31 - R$ thousand
	2018	2017
Risk received in credit Swaps:	3,330,639	584,987
- Debt securities issued by companies	749,735	468,214
- Bonds of the Brazilian public debt	2,574,317	116,773
- Bonds of foreign public debt	6,587	-
Risk transferred in credit Swaps:	(271,236)	-
- Brazilian public debt derivatives	(96,870)	-
- Foreign public debt derivatives	(174,366)	-
Total net credit risk value	3,059,403	584,987
Effect on Shareholders' Equity	61,551	49,162
Remuneration on the counterparty receiving the risk	(7,372)	195

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

f)       Hedge Accounting

On December 31, 2018, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082 / 02, composed by:

I)    Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	9,784,183	8,048,943	-	-
Hedge of interest payments on funding (2)	8,285,152	8,054,345	(140,745)	(84,447)
Total in 2018	18,069,335	16,103,288	(140,745)	(84,447)
*
Hedge of interest receipts from investments in securities (1)	16,030,487	14,708,544	40,060	24,036
Hedge of interest payments on funding (2)	6,769,979	6,671,048	(84,044)	(50,426)
Total in 2017	22,800,466	21,379,592	(43,984)	(26,390)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2019, making the cash flow prefixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2020, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$ (33,690) thousand.

The gains/(losses) related to the cash flow hedge recorded in the income statements in the year ended on December 31, 2018 were R$ 22,970 thousand (R$ 13,944 thousand in 2017).

II)   Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,375,232	755,611	(269,039)	(161,423)
Total in 2018	1,375,232	755,611	(269,039)	(161,423)
*
Hedge of exchange variation on future cash flows (1)	1,110,888	582,567	(59,739)	(35,843)
Total in 2017	1,110,888	582,567	(59,739)	(35,843)

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

30                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$ 4,775 thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in the year ended on December 31, 2018 were R$ (7,943) thousand (R$ (359) thousand in 2017).

g)      Income from securities, insurance and derivative financial instruments

	Years ended December 31 - R$ thousand
	2018	2017
Fixed income securities (1)	21,730,863	21,980,157
Interbank investments (Note 5b)	9,297,721	18,356,673
Equity securities (2)	247,561	1,144,949
Subtotal	31,276,145	41,481,779
Income from derivative financial instruments (Note 6d V)	(6,079,321)	1,893,815
Total	25,196,824	43,375,594

(1)  In the year ended on December 31, 2018, there were losses due to impairment of financial assets (mostly debentures), net of reversals, in the amount of R$ 979,765 thousand (R$ 2,487,725 thousand in 2017); and

(2) In the year ended on December 31, 2017, there were losses due to impairment of shares in the amount of R$ 29,453 thousand.

7)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On December 31 - R$ thousand
	Remuneration	2018	2017
Compulsory deposit – demand deposits	not remunerated	7,186,254	4,415,702
Compulsory deposit – savings deposits	savings index	21,999,114	24,672,508
Compulsory deposit – time deposits	Selic rate	58,411,548	37,579,791
Requirement rural loans funds	not remunerated		46,225
Reserve requirement – SFH	TR + interest rate	1,283,317	1,217,337
Total		88,880,233	67,931,563

For more information on compulsory deposits see Note 32.

b)       Revenue from reserve requirement

	Years ended December 31 - R$ thousand
	2018	2017
Reserve requirement – Bacen (Compulsory deposit)	3,916,299	4,881,320
Reserve requirement – SFH	50,208	54,142
Total	3,966,507	4,935,462

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

8)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On December 31 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (A)	-4%	Total in 2017 (A)	-4%
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	22,214,980	11,257,383	8,889,913	21,331,402	25,617,558	75,411,504	164,722,740	35.7	149,628,112	35.4
Financing	4,861,488	5,011,360	3,634,089	10,339,936	14,704,213	94,997,026	133,548,112	29.0	123,493,295	29.2
Agricultural and agribusiness loans	708,431	883,765	889,401	3,171,885	5,978,208	8,298,395	19,930,085	4.3	19,934,705	4.7
Subtotal	27,784,899	17,152,508	13,413,403	34,843,223	46,299,979	178,706,925	318,200,937	69.0	293,056,112	69.3
Leases	93,240	87,987	85,056	225,530	370,644	1,079,859	1,942,316	0.4	2,120,826	0.5
Advances on foreign exchange contracts (2)	1,418,072	1,691,617	1,501,668	5,516,585	3,950,908	65,079	14,143,929	3.1	9,319,868	2.2
Subtotal	29,296,211	18,932,112	15,000,127	40,585,338	50,621,531	179,851,863	334,287,182	72.5	304,496,806	72.0
Other receivables (3)	23,034,410	9,910,016	3,849,634	6,636,750	4,233,432	607,840	48,272,082	10.5	35,763,862	8.5
Total loans	52,330,621	28,842,128	18,849,761	47,222,088	54,854,963	180,459,703	382,559,264	83.0	340,260,668	80.5
Acquisition of credit card receivables	1,379,816	802,771	459,614	805,428	481,272	-	3,928,901	0.9	2,668,353	0.6
Subtotal	53,710,437	29,644,899	19,309,375	48,027,516	55,336,235	180,459,703	386,488,165	83.9	342,929,021	81.1
Sureties and guarantees	2,975,110	1,435,271	1,299,313	7,316,209	10,954,418	48,890,757	72,871,078	15.8	78,867,347	18.6
Loan assignment - real estate receivables certificate	30,450	30,449	30,447	87,628	130,776	439,678	749,428	0.2	902,429	0.2
Guarantee given on rural loans assigned	-	-	-	-	8,544	57,119	65,663	-	76,984	-
Letters of credit for imports	71,966	63,277	21,371	201,046	3,934	-	361,594	0.1	294,229	0.1
Confirmed exports loans	20,000	431	-	21,515	28,445	-	70,391	-	62,537	-
Total - Off-balance-sheet accounts	3,097,526	1,529,428	1,351,131	7,626,398	11,126,117	49,387,554	74,118,154	16.1	80,203,526	18.9
Total in 2018	56,807,963	31,174,327	20,660,506	55,653,914	66,462,352	229,847,257	460,606,319	100.0
Total in 2017	44,083,249	31,712,164	18,136,794	47,320,051	63,136,612	218,743,677			423,132,547	100.0

32                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2018 (B)	-4%	Total in 2017 (B)	-4%
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,539,952	981,513	1,073,421	2,265,548	3,373,406	9,233,840	84.2	9,831,873	83.6
Financing	237,537	177,277	114,368	261,738	240,249	1,031,169	9.4	1,185,609	10.1
Agricultural and agribusiness loans	19,988	29,511	71,386	98,495	38,979	258,359	2.4	361,187	3.1
Subtotal	1,797,477	1,188,301	1,259,175	2,625,781	3,652,634	10,523,368	96.0	11,378,669	96.8
Leases	4,731	3,813	3,039	5,634	1,459	18,676	0.2	31,175	0.3
Advances on foreign exchange contracts (2)	4,699	8,715	507	87,396	1,838	103,155	0.9	110,536	0.9
Subtotal	1,806,907	1,200,829	1,262,721	2,718,811	3,655,931	10,645,199	97.1	11,520,380	98.0
Other receivables (3)	34,821	27,416	62,093	80,906	111,044	316,280	2.9	234,828	2.0
Total in 2018	1,841,728	1,228,245	1,324,814	2,799,717	3,766,975	10,961,479	100.0
Total in 2017	1,710,252	1,390,289	1,178,395	2,960,238	4,516,034			11,755,208	100.0

	On December 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (C)	-4%	Total in 2017 (C)	-4%
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	602,091	524,586	426,764	1,085,350	1,668,602	4,537,184	8,844,577	64.3	10,781,178	61.7
Financing	179,974	189,395	153,387	410,843	652,948	2,909,925	4,496,472	32.7	6,225,552	35.7
Agricultural and agribusiness loans	946	1,972	3,562	12,710	42,792	72,831	134,813	1.0	291,808	1.7
Subtotal	783,011	715,953	583,713	1,508,903	2,364,342	7,519,940	13,475,862	98.0	17,298,538	99.1
Leases	6,163	5,239	4,004	12,203	21,116	80,145	128,870	0.9	97,858	0.6
Subtotal	789,174	721,192	587,717	1,521,106	2,385,458	7,600,085	13,604,732	98.9	17,396,396	99.7
Other receivables (3)	5,084	4,742	4,221	11,453	17,795	102,329	145,624	1.1	48,847	0.3
Total in 2018	794,258	725,934	591,938	1,532,559	2,403,253	7,702,414	13,750,356	100.0
Total in 2017	952,775	840,197	846,044	1,950,721	2,988,823	9,866,683			17,445,243	100.0

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Total
	Total in 2018 (A+B+C)	-4%	Total in 2017 (A+B+C)	-4%
Discounted trade receivables and loans (1)	182,801,157	37.7	170,241,163	37.6
Financing	139,075,753	28.7	130,904,456	28.9
Agricultural and agribusiness loans	20,323,257	4.2	20,587,700	4.6
Subtotal	342,200,167	70.6	321,733,319	71.1
Leases	2,089,862	0.4	2,249,859	0.5
Advances on foreign exchange contracts (2) (Note 9a)	14,247,084	2.9	9,430,404	2.1
Subtotal	358,537,113	73.9	333,413,582	73.7
Other receivables (3)	48,733,986	10.0	36,047,537	8.0
Total loans	407,271,099	83.9	369,461,119	81.7
Acquisition of credit card receivables	3,928,901	0.8	2,668,353	0.6
Subtotal	411,200,000	84.7	372,129,472	82.3
Sureties and guarantees	72,871,078	15.0	78,867,347	17.4
Loan assignment - real estate receivables certificate	749,428	0.2	902,429	0.2
Guarantee given on rural loans assigned	65,663	-	76,984	-
Letters of credit for imports	361,594	0.1	294,229	0.1
Confirmed exports loans	70,391	-	62,537	-
Total - Off-balance-sheet accounts	74,118,154	15.3	80,203,526	17.7
Total in 2018	485,318,154	100.0
Total in 2017			452,332,998	100.0

(1) Including credit card loans and advances on credit card receivables of R$ 13,205,662 thousand (R$ 15,344,607 thousand in 2017);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants), in the amount of R$ 29,465,930 thousand (R$ 26,109,733 thousand in 2017); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

34                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b) By type and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Discounted trade receivables and loans	22,697,312	85,872,190	15,498,879	26,907,437	6,660,540	4,488,193	4,941,691	2,592,025	13,142,890	182,801,157	38.1	170,241,163	38.0
Financing	82,694,007	28,703,892	10,262,714	9,308,804	2,099,505	1,206,559	1,257,754	686,825	2,855,693	139,075,753	29.0	130,904,456	29.2
Agricultural and agribusiness loans	4,529,665	8,674,519	4,370,067	2,076,093	339,133	76,246	50,370	58,191	148,973	20,323,257	4.2	20,587,700	4.6
Subtotal	109,920,984	123,250,601	30,131,660	38,292,334	9,099,178	5,770,998	6,249,815	3,337,041	16,147,556	342,200,167	71.3	321,733,319	71.8
Leases	332,123	314,307	1,227,159	30,053	15,632	58,704	28,598	12,727	70,559	2,089,862	0.4	2,249,859	0.5
Advances on foreign exchange contracts (2)	6,405,692	2,376,087	2,792,441	1,992,999	39,612	40,725	374,408	1,330	223,790	14,247,084	3.0	9,430,404	2.1
Subtotal	116,658,799	125,940,995	34,151,260	40,315,386	9,154,422	5,870,427	6,652,821	3,351,098	16,441,905	358,537,113	74.7	333,413,582	74.4
Other receivables	15,703,086	22,489,811	4,696,735	4,589,912	251,561	167,320	81,028	43,252	711,281	48,733,986	10.1	36,047,537	8.0
Subtotal	132,361,885	148,430,806	38,847,995	44,905,298	9,405,983	6,037,747	6,733,849	3,394,350	17,153,186	407,271,099	84.8	369,461,119	82.4
Financial guarantees provided (3)	58,032,545	3,772,435	2,149,091	8,395,269	521,738	-	-	-	-	72,871,078	15.2	78,867,347	17.6
Total in 2018	190,394,430	152,203,241	40,997,086	53,300,567	9,927,721	6,037,747	6,733,849	3,394,350	17,153,186	480,142,177	100.0
%	39.6	31.7	8.5	11.1	2.1	1.3	1.4	0.7	3.6	100.0
Total in 2017	178,567,474	130,084,098	42,352,068	49,153,772	13,805,998	7,656,290	4,264,014	2,952,535	19,492,217			448,328,466	100.0
%	39.8	29.0	9.4	11.0	3.1	1.7	1.0	0.7	4.3			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;

(2) Note 9a; and

(3) The provision for losses, associated to the financial guarantees provided, is being evaluated as provided by CMN Resolution No. 4,512/16, more information on the methodology used, see Note 18c.

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Composition of loan operations by risk level and delay situation

I)       Levels of risk

	On December 31 - R$ thousand
	Levels of risk
	Non-performing loans (3)
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	-	-	1,164,852	2,577,215	1,759,840	1,571,846	1,144,297	962,224	4,570,082	13,750,356	100.0	17,445,243	100.0
1 to 30	-	-	119,888	159,876	93,403	82,138	48,786	51,144	239,023	794,258	5.8	952,775	5.5
31 to 60	-	-	94,160	138,753	77,019	71,480	57,172	45,239	242,111	725,934	5.3	840,197	4.8
61 to 90	-	-	78,911	107,997	66,026	62,461	54,200	37,675	184,668	591,938	4.3	846,044	4.8
91 to 180	-	-	152,681	263,804	189,550	179,652	110,610	109,945	526,317	1,532,559	11.1	1,950,721	11.2
181 to 360	-	-	203,898	405,095	312,396	282,637	182,809	185,724	830,694	2,403,253	17.5	2,988,823	17.1
More than 360	-	-	515,314	1,501,690	1,021,446	893,478	690,720	532,497	2,547,269	7,702,414	56.0	9,866,683	56.6
Past-due installments (2)	-	-	375,656	830,579	818,566	801,283	1,306,894	1,070,767	5,757,734	10,961,479	100.0	11,755,208	100.0
1 to 14	-	-	22,654	63,500	48,851	33,065	654,240	16,856	169,106	1,008,272	9.2	672,622	5.7
15 to 30	-	-	344,552	183,119	82,752	48,165	21,898	25,190	127,780	833,456	7.6	1,037,630	8.8
31 to 60	-	-	8,450	561,870	172,202	107,263	50,995	50,037	277,428	1,228,245	11.2	1,390,289	11.9
61 to 90	-	-	-	14,426	494,106	132,820	67,341	329,049	287,072	1,324,814	12.1	1,178,395	10.0
91 to 180	-	-	-	7,664	20,655	467,734	491,743	627,815	1,184,106	2,799,717	25.5	2,960,238	25.2
181 to 360	-	-	-	-	-	12,236	20,677	21,820	3,656,426	3,711,159	33.9	4,360,831	37.1
More than 360	-	-	-	-	-	-	-	-	55,816	55,816	0.5	155,203	1.3
Subtotal	-	-	1,540,508	3,407,794	2,578,406	2,373,129	2,451,191	2,032,991	10,327,816	24,711,835		29,200,451
Specific provision	-	-	15,405	102,233	257,841	711,939	1,225,596	1,423,094	10,327,816	14,063,924		16,827,363

(1) Percentage of maturities by type of installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

36                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Levels of risk
	Performing loans (2)
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	132,155,633	147,711,442	37,212,401	41,294,235	6,710,916	3,590,911	4,052,884	1,352,210	6,753,450	380,834,082	99.5	337,667,215	99.2
1 to 30	13,207,542	21,623,988	4,479,404	7,866,081	673,486	431,656	1,687,325	86,485	549,472	50,605,439	13.3	36,743,988	10.7
31 to 60	8,440,769	12,472,947	3,382,236	3,666,223	249,126	237,068	38,463	37,645	317,651	28,842,128	7.5	26,856,104	7.9
61 to 90	5,590,317	8,015,917	1,898,924	2,689,336	207,693	153,547	46,442	31,655	215,930	18,849,761	4.9	16,223,038	4.8
91 to 180	14,230,691	18,509,993	6,332,900	5,898,410	546,062	350,938	391,543	133,280	828,271	47,222,088	12.3	41,026,091	12.1
181 to 360	17,478,428	21,332,813	6,665,643	6,763,722	1,262,809	444,973	246,065	130,139	530,371	54,854,963	14.3	53,429,784	15.7
More than 360	73,207,886	65,755,784	14,453,294	14,410,463	3,771,740	1,972,729	1,643,046	933,006	4,311,755	180,459,703	47.2	163,388,210	48.0
Past due up to 14 days	206,252	719,364	95,086	203,269	116,661	73,707	229,774	9,149	71,920	1,725,182	0.5	2,593,453	0.8
Subtotal	132,361,885	148,430,806	37,307,487	41,497,504	6,827,577	3,664,618	4,282,658	1,361,359	6,825,370	382,559,264	100.0	340,260,668	100.0
Generic provision	-	742,154	373,074	1,244,925	682,758	1,099,385	2,141,329	952,951	6,825,370	14,061,946		12,695,067
Total in 2018	132,361,885	148,430,806	38,847,995	44,905,298	9,405,983	6,037,747	6,733,849	3,394,350	17,153,186	407,271,099
Existing provision	-	835,484	425,604	1,461,479	1,465,249	4,643,542	5,642,159	3,380,476	17,153,186	35,007,179
Minimum required provision	-	742,154	388,479	1,347,158	940,599	1,811,324	3,366,925	2,376,045	17,153,186	28,125,870
Excess provision	-	93,330	37,125	114,321	524,650	2,832,218	2,275,234	1,004,431	-	6,881,309
Total in 2017	114,221,205	126,270,682	41,868,307	39,822,819	12,920,442	7,648,898	4,264,014	2,952,535	19,492,217			369,461,119
Existing provision	-	712,568	458,716	1,336,231	1,902,446	5,464,736	4,118,336	2,932,657	19,492,217			36,417,907
Minimum required provision	-	631,353	418,683	1,194,685	1,292,042	2,294,669	2,132,007	2,066,774	19,492,217			29,522,430
Excess provision	-	81,215	40,033	141,546	610,404	3,170,067	1,986,329	865,883	-			6,895,477

(1) Percentage of maturities by type of installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II)            Operations

Exposure	Operation
	On time	Past-due 0 to 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Loans	367,273,035	11,383,723	11,217,012	3,100,334	6,423,034	7,694,882	179,079	407,271,099

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Concentration of loans

	On December 31 - R$ thousand
	2018	% (1)	2017	% (1)
Largest borrower	9,092,151	2.2	9,410,382	2.5
10 largest borrowers	37,315,119	9.2	30,628,439	8.3
20 largest borrowers	52,976,450	13.0	45,506,149	12.3
50 largest borrowers	76,660,370	18.8	66,362,206	17.9
100 largest borrowers	94,185,453	27.4	82,897,313	22.4

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On December 31 - R$ thousand
	2018	%	2017	%
Public sector	9,259,368	2.3	9,676,927	2.6
Oil, derivatives and aggregate activities	9,092,151	2.2	9,410,382	2.5
Production and distribution of electricity	1,829	-	1,322	-
Services	165,388	-	265,223	0.1
Private sector	398,011,731	97.7	359,784,192	97.4
Companies	204,685,795	50.3	185,795,799	50.3
Real estate and construction activities	25,267,761	6.2	29,383,442	8.0
Retail	32,472,286	8.0	23,935,638	6.5
Services	19,082,600	4.7	17,994,363	4.9
Transportation and concession	17,257,010	4.2	14,185,413	3.8
Automotive	11,284,972	2.8	10,014,454	2.7
Food products	12,040,631	3.0	8,866,028	2.4
Wholesale	11,467,168	2.8	9,045,916	2.4
Production and distribution of electricity	4,784,015	1.2	7,360,804	2.0
Iron and steel industry	7,698,444	1.9	7,001,290	1.9
Sugar and alcohol	6,907,858	1.7	7,042,811	1.9
Holding	3,872,935	1.0	3,539,364	1.0
Capital goods	3,385,548	0.8	3,740,520	1.0
Pulp and paper	3,359,793	0.8	3,358,341	0.9
Chemical	3,534,785	0.9	3,464,871	0.9
Cooperative	2,657,072	0.7	3,007,516	0.8
Financial	2,611,622	0.6	2,988,105	0.8
Leisure and tourism	3,076,927	0.8	2,570,126	0.7
Textiles	2,038,464	0.5	1,848,748	0.5
Agriculture	1,824,795	0.4	1,870,938	0.5
Oil, derivatives and aggregate activities	1,824,116	0.4	1,787,235	0.5
Other industries	28,236,993	6.9	22,789,876	6.2
Individuals	193,325,936	47.5	173,988,393	47.1
Total	407,271,099	100.0	369,461,119	100.0

38                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	On December 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2018 YTD (2)	% 2017 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	132,361,885	132,361,885	32.6	32.6	30.9
A	-	-	-	148,430,806	148,430,806	36.4	69.0	65.1
B	375,656	1,164,852	1,540,508	37,307,487	38,847,995	9.5	78.5	76.4
C	830,579	2,577,215	3,407,794	41,497,504	44,905,298	11.0	89.5	87.2
Subtotal	1,206,235	3,742,067	4,948,302	359,597,682	364,545,984	89.5
D	818,566	1,759,840	2,578,406	6,827,577	9,405,983	2.3	91.8	90.7
E	801,283	1,571,846	2,373,129	3,664,618	6,037,747	1.5	93.3	92.8
F	1,306,894	1,144,297	2,451,191	4,282,658	6,733,849	1.7	95.0	93.9
G	1,070,767	962,224	2,032,991	1,361,359	3,394,350	0.8	95.8	94.7
H	5,757,734	4,570,082	10,327,816	6,825,370	17,153,186	4.2	100.0	100.0
Subtotal	9,755,244	10,008,289	19,763,533	22,961,582	42,725,115	10.5
Total in 2018	10,961,479	13,750,356	24,711,835	382,559,264	407,271,099	100.0
%	2.7	3.4	6.1	93.9	100.0
Total in 2017	11,755,208	17,445,243	29,200,451	340,260,668	369,461,119
%	3.2	4.7	7.9	92.1	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	On December 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2018 YTD (1)	% 2017 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	742,154	742,154	93,330	835,484	0.6	0.6
B	1.0	3,756	11,649	15,405	373,074	388,479	37,125	425,604	1.1	1.1
C	3.0	24,917	77,316	102,233	1,244,925	1,347,158	114,321	1,461,479	3.3	3.4
Subtotal		28,673	88,965	117,638	2,360,153	2,477,791	244,776	2,722,567	0.7	0.8
D	10.0	81,857	175,984	257,841	682,758	940,599	524,650	1,465,249	15.6	14.7
E	30.0	240,385	471,554	711,939	1,099,385	1,811,324	2,832,218	4,643,542	76.9	71.4
F	50.0	653,447	572,149	1,225,596	2,141,329	3,366,925	2,275,234	5,642,159	83.8	96.6
G	70.0	749,537	673,557	1,423,094	952,951	2,376,045	1,004,431	3,380,476	99.6	99.3
H	100.0	5,757,734	4,570,082	10,327,816	6,825,370	17,153,186	-	17,153,186	100.0	100.0
Subtotal		7,482,960	6,463,326	13,946,286	11,701,793	25,648,079	6,636,533	32,284,612	75.6	71.7
Total in 2018		7,511,633	6,552,291	14,063,924	14,061,946	28,125,870	6,881,309	35,007,179	8.6
%		21.5	18.7	40.2	40.1	80.3	19.7	100.0
Total in 2017		8,284,457	8,542,906	16,827,363	12,695,067	29,522,430	6,895,477	36,417,907		9.9
%		22.7	23.5	46.2	34.9	81.1	18.9	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

40                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)    Changes in allowance for loan losses

	Years ended December 31 - R$ thousand
	2018	2017
- Specific provision (1)	16,827,363	22,468,102
- Generic provision (2)	12,695,067	10,754,921
- Excess provision (3) (4)	6,895,477	7,490,351
- Loans	6,895,477	4,429,361
- Guarantees provided (4)	-	3,060,990
Opening balance on December 31	36,417,907	40,713,374
Accounting for allowance for loan losses (Note 8h-1) (5)	18,257,518	25,078,983
Accounting for/reversal of provisions for guarantees provided (4)	-	(3,060,990)
Write-offs	(19,918,125)	(26,347,868)
Exchange variation	249,879	34,408
Closing balance on December 31	35,007,179	36,417,907
- Specific provision (1)	14,063,924	16,827,363
- Generic provision (2)	14,061,946	12,695,067
- Excess provision (3)	6,881,309	6,895,477

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 8f);
(4) Until December, 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$ 3,060,990 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$ 604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 18b), and the remaining balance (R$ 2,456,367 thousand) was allocated to “Excess Provision”; and

(5) Includes, on December 31, 2017, the formation of allowance for loan losses, in the amount of R$ 2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item.

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Years ended December 31 - R$ thousand
	2018	2017
Amount recognized (1)	18,257,518	22,622,616
Amount recovered (2) (3)	(7,148,997)	(7,026,796)
Allowance for Loan Losses expense net of amounts recovered	11,108,521	15,595,820

(1) In the year ended on December 31, 2017, it refers to the formation of allowance for loan losses, in the amount of R$ 25,078,983 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$ 2,456,367 thousand (Note 8g);

(2) Classified in income from loans (Note 8j); and
(3) In the year ended on December 31, 2018, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$ 13,810,254 thousand (R$ 7,866,440 thousand in 2017), whose sale value was R$ 204,472 thousand (R$ 88,226 thousand in 2017).

i)       Changes in the renegotiated portfolio

	On December 31 - R$ thousand
	2018	2017
Opening balance on December 31	17,183,869	17,501,423
Amount renegotiated	15,193,567	16,185,863
Amount received	(9,472,888)	(10,108,040)
Write-offs	(5,761,336)	(6,395,377)
Closing balance on December 31	17,143,212	17,183,869
Allowance for loan losses	13,426,625	13,146,472
Percentage on renegotiated portfolio	78.3%	76.5%

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)      Income from loans and leasing

	Years ended December 31 - R$ thousand
	2018	2017
Discounted trade receivables and loans	45,389,872	47,484,746
Financing	15,599,858	16,511,812
Agricultural and agribusiness loans	1,964,890	1,706,809
Subtotal	62,954,620	65,703,367
Recovery of credits charged-off as losses	7,148,997	7,026,796
Subtotal	70,103,617	72,730,163
Leases, net of expenses	258,200	270,647
Total	70,361,817	73,000,810

k)     Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

	Years ended December 31 - R$ thousand
	2018	2017
Financial Leases Receivables	1,905,943	2,203,621
Unearned income from leases	(1,870,244)	(2,146,039)
Financial leased assets, plus lease losses (net)	5,249,325	6,057,054
Accrued depreciation on asset finance leasing:	(1,706,575)	(2,180,926)
- Accumulated depreciation	(2,676,861)	(3,313,851)
Difference in depreciation	970,286	1,132,925
Prepaid guaranteed residual value (Note 18b)	(1,488,587)	(1,683,851)
Total present value	2,089,862	2,249,859

9)      OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On December 31 - R$ thousand
	2018	2017
Assets – other receivables
Exchange purchases pending settlement	16,843,467	13,631,205
Foreign exchange and forward documents in foreign currencies	36,149	8,185
Exchange sale receivables	3,583,992	3,816,306
(-) Advances in domestic currency received	(283,780)	(176,370)
Income receivable on advances granted	279,978	190,273
Total	20,459,806	17,469,599
Liabilities – other liabilities
Exchange sales pending settlement	3,593,445	3,854,054
Exchange purchase payables	16,205,817	13,228,153
(-) Advances on foreign exchange contracts	(14,247,084)	(9,430,404)
Other	2,206	2,821
Total	5,554,384	7,654,624
Net foreign exchange portfolio	14,905,422	9,814,975
Off-balance-sheet accounts:
- Loans available for import	361,594	294,229
- Confirmed exports loans	70,391	62,537

42                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Years ended December 31 - R$ thousand
	2018	2017
Foreign exchange income	1,637,575	2,287,568
Adjustments:
- Income on foreign currency financing (1)	200,184	151,836
- Income on export financing (1)	1,652,684	2,080,324
- Expenses of liabilities with foreign bankers (2) (Note 15c)	(1,066,302)	(1,089,448)
- Funding expenses (3)	(1,669,410)	(1,628,839)
- Other (4)	592,710	(3,385)
Total adjustments	(290,134)	(489,512)
Adjusted foreign exchange income	1,347,441	1,798,056

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On December 31 - R$ thousand
	2018	2017
Deferred tax assets (Note 31c)	51,904,188	49,780,375
Credit card operations	29,465,930	28,778,086
Debtors for escrow deposits	16,956,079	15,961,301
Trade and credit receivables	18,913,688	9,661,418
Prepaid taxes	11,970,820	9,395,426
Other debtors	2,501,793	3,630,522
Payments to be reimbursed	777,069	713,030
Receivables from sale of assets	190,810	186,725
Other	308,616	542,073
Total	132,988,993	118,648,956

10)    OTHER ASSETS

a)     Foreclosed assets/other

	On December 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2018	2017
Real estate	2,469,837	(1,377,335)	1,092,502	1,225,444
Vehicles and similar	433,728	(276,788)	156,940	175,972
Inventories/warehouse	9,697	-	9,697	17,351
Machinery and equipment	3,881	(3,296)	585	2,037
Other	16,565	(15,358)	1,207	5,782
Total in 2018	2,933,708	(1,672,777)	1,260,931
Total in 2017	2,805,331	(1,378,745)		1,426,586

b)    Prepaid expenses

	On December 31 - R$ thousand
	2018	2017
Anticipation for acquisition of right to provide financial services	564,532	1,713,545
Commission on the placement of loans and financing (1)	535,297	406,722
Advertising and marketing expenses (2)	190,112	129,284
Other (3)	563,270	1,088,108
Total	1,853,211	3,337,659

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)    INVESTMENTS

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Affiliates and Subsidiaries”, and are demonstrated below:

Companies (1)	Years ended December 31 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income	Book value	Equity accounting adjustments (4)
			Ordinary (ON)	Preferential (PN) Preferential (PN)	Quotas			2018	2018	2017
Bradseg Participações S.A.	17,408,789	30,749,558	8	-	-	97.20%	6,139,353	29,888,570	5,967,451	4,755,605
Quixaba Empreendimentos e Participações Ltda.	10,463,487	14,536,876	-	-	10,463,487	100.00%	1,532,457	14,536,969	1,532,457	1,248,174
Kirton Seguros S.A. (2)	-	-	-	-	-	-	-	-	62,654	300,371
Bradesco Seguros S.A. (2)	8,940,099	19,390,396	49	-	-	6.32%	3,243,212	1,225,473	204,971	-
Tibre Holdings Ltda.	350,000	626,640	-	-	350,000	100.00%	24,974	626,640	24,974	41,746
Bradescard Elo Participações S.A.	880,000	1,658,687	4,167,605	-	-	100.00%	348,708	1,695,236	348,708	175,103
Embaúba Holdings Ltda.	326,000	493,425	-	-	285,905	87.70%	19,418	432,734	17,030	107,114
BF Promotora de Vendas Ltda.	2,426,220	2,267,070	-	-	2,426,220	100.00%	26,204	2,267,070	26,204	(6,302)
Haitong Banco de Investimento do Brasil S.A.	420,000	502,985	12,734	12,734	-	20.00%	3,010	100,597	602	(22,637)
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,171,946	-	-	102,102,670	100.00%	57,022	1,171,946	57,022	68,853
Bankpar Brasil Ltda.	330,000	650,183	-	-	330,000	100.00%	53,294	650,183	53,294	67,049
Foreign exchange gain/loss of branches abroad								-	8,303,913	699,450
Other (3)								2,714,253	184,200	297,515
Earnings of Associates and Subsidiaries								55,309,671	16,783,480	7,732,041

(1) Date related to December 31, 2018;

(2) Company incorporated in June 2018 by Bradesco Seguros S.A.;

(3) Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Tapajós Holding Ltda. and Imagra Imobiliária e Agrícola Ltda; and

(4) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable.

44                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	On December 31 - R$ thousand
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation
				2018	2017
Property and equipment:
- Buildings	4%	86,135	(37,787)	48,348	184,476
- Land	-	86,863	-	86,863	303,473
Facilities, furniture and premises and equipment	10%	5,713,358	(2,880,678)	2,832,680	2,330,378
Security and communication systems (1)	10%	334,602	(200,221)	134,381	120,791
Data processing systems (1)	20 to 40%	4,371,949	(2,860,007)	1,511,942	1,570,670
Transportation systems	10 to 20%	87,757	(58,004)	29,753	36,620
Fixed Assets in course	-	287	-	287	779
Subtotal		10,680,951	(6,036,697)	4,644,254	4,547,187
Leases premises and equipment		5,489,242	(1,946,492)	3,542,750	3,876,128
Total in 2018		16,170,193	(7,983,189)	8,187,004
Total in 2017		16,163,280	(7,739,965)		8,423,315

(1) In the year ended in 2018, Impairment losses were recognized in the lines “Other Operating Expenses” in the amount of R$31,323 thousand (R$52,450 thousand in 2017).

The immobilization index in relation to the reference equity "prudential conglomerate" was 36.3%, with a maximum limit of 50.0% as required by Resolution No 2,669/99.

13)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	On December 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2018	2017
Acquisition of financial services rights	Contract	6,612,137	(2,381,532)	4,230,605	2,338,353
Software (2)	20%	9,203,388	(6,730,314)	2,473,074	2,508,995
Goodwill (3)	Up to 20%	11,660,023	(5,850,210)	5,809,813	7,958,780
Other	Contract	18,957	(15,160)	3,797	6,521
Total in 2018		27,494,505	(14,977,216)	12,517,289
Total in 2017		25,162,805	(12,350,156)		12,812,649

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On December 31, 2018, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$ 549,406 thousand, Bradescard Mexico - R$ 15,490 thousand, Bradesco BBI - R$ 100,638 thousand; and Kirton Bank - R$ 4,253,818 thousand, considering the portion of goodwill allocated to entities not consolidated in the prudential conglomerate, the total goodwill of Kirton Bank is R$ 4,490,388 thousand.

b)   Changes in intangible assets by type

	On December 31 - R$ thousand
	Opening balance	Additions / (reductions) (1)	Amortization for the period	Closing balance
Acquisition of financial services rights	2,338,353	2,998,230	(1,105,978)	4,230,605
Software	2,508,995	902,116	(938,037)	2,473,074
Goodwill – Future profitability	4,524,741	4,191	(951,621)	3,577,311
Goodwill – Based on intangible assets and other reasons	2,548,412	-	(802,777)	1,745,635
Goodwill – Difference in fair value of assets/liabilities	885,627	(74,253)	(324,507)	486,867
Other	6,521	2,167	(4,891)	3,797
Total in 2018	12,812,649	3,832,451	(4,127,811)	12,517,289
Total in 2017	15,156,852	1,997,143	(4,341,346)	12,812,649

(1) Includes, in the year ended in December 31, 2018, impairment in the amount of R$ 55,112 thousand (R$ 30,683 thousand in 2017).

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
● Demand deposits (1)	35,482,198	-	-	-	35,482,198	34,317,789
● Savings deposits (1)	111,170,912	-	-	-	111,170,912	103,332,697
● Interbank deposits	154,264	228,111	3,631	24,969	410,975	2,168,731
● Time deposits (2)	9,024,048	15,792,524	42,076,338	130,092,579	196,985,489	126,863,309
Total in 2018	155,831,422	16,020,635	42,079,969	130,117,548	344,049,574
%	45.3	4.7	12.2	37.8	100.0
Total in 2017	144,300,004	11,604,165	12,591,386	98,186,971		266,682,526
%	54.1	4.4	4.7	36.8		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Own portfolio	128,663,528	3,184,159	1,342,091	939,212	134,128,990	111,487,919
● Government securities	114,383,516	205,445	87,816	-	114,676,777	58,557,309
● Debentures of own issuance	5,741,412	2,978,714	1,092,771	30,265	9,843,162	44,581,241
● Foreign	8,538,600	-	161,504	908,947	9,609,051	8,349,369
Third-party portfolio (1)	66,700,064	-	-	-	66,700,064	128,356,541
Unrestricted portfolio (1)	8,422,107	234,212	-	-	8,656,319	8,713,623
Total in 2018	203,785,699	3,418,371	1,342,091	939,212	209,485,373
%	97.4	1.6	0.6	0.4	100.0
Total in 2017	207,018,572	15,719,159	19,699,620	6,120,732		248,558,083
%	83.3	6.3	7.9	2.5		100.0

(1)  Represented by government securities.

46                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Funds from issuance of securities

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Securities – Brazil:
- Financial bills	1,547,274	13,816,662	16,836,317	86,686,856	118,887,109	105,902,749
- Letters of credit for real estate	493,425	8,579,819	13,040,573	3,267,902	25,381,719	27,020,911
- Letters of credit for agribusiness	516,795	6,404,679	3,691,895	2,495,226	13,108,595	10,973,682
- Letters of credit property guaranteed (2)	-	-	-	476,332	476,332	-
Subtotal	2,557,494	28,801,160	33,568,785	92,926,316	157,853,755	143,897,342
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	20,263	375,174	367,578	2,079,163	2,842,178	2,464,179
- MTN Program Issues (1)	4,207	-	19,292	1,246,910	1,270,409	634,549
Subtotal	24,470	375,174	386,870	3,326,073	4,112,587	3,098,728
Structured Operations Certificates	8,789	260,272	234,934	152,621	656,616	368,485
Total in 2018	2,590,753	29,436,606	34,190,589	96,405,010	162,622,958
%	1.6	18.1	21.0	59.3	100.0
Total in 2017	2,973,577	31,282,315	48,453,296	64,655,367		147,364,555
%	2.0	21.2	32.9	43.9		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and

(2) Funding is secured by the Real Estate Credit Portfolio, for the amount of R$ 549,665 thousand, which meets all Central Bank (BACEN) Resolution No. 4,598/17 requirements: 115.38% sufficiency (including fiduciary agent remuneration), liquidity; the asset portfolio's weighted average tenor being 309 months, issuing LIGs (secured real estate notes or 'covered bonds') with tenor 35 months, none due within 180 days, receivables corresponding to 0.05% of total assets and 61.46% of the properties' guarantee amount. The credit portfolio’s guarantor assets are mostly rated AA and A (66% and 23% respectively). In addition, the LIG Issue and the asset portfolio management policy, as required by Article 11 of BACEN Resolution No. 4,598/17, can be found at the following address https://banco.bradesco/html/prime/produtos-servicos/investimentos/letra-imobiliaria-garantida.shtm.

Bradesco     47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Movement of funds from issuance of securities

	R$ thousand
	2018	2017
Opening balance on December 31	147,364,555	162,213,586
Issuance	95,196,518	70,915,810
Interest	10,567,670	14,433,363
Settlement and interest payments	(91,035,793)	(100,286,827)
Exchange variation	530,008	88,623
Closing balance on June 30	162,622,958	147,364,555

e)   Cost for market funding and inflation

	Years ended December 31 - R$ thousand
	2018	2017
Savings deposits	4,646,528	5,730,457
Time deposits	6,285,102	7,604,041
Securities sold under agreements to repurchase	15,811,266	25,640,610
Funds from issuance of securities	10,567,670	14,433,363
Subordinated debts (Note 17)	3,517,067	5,100,017
Other funding expenses	641,600	644,014
Total	41,469,233	59,152,502

15)    BORROWING AND ON-LENDING

a)  Borrowing

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Overseas	5,781,401	13,500,609	8,624,551	1,808,215	29,714,776	18,520,567
Total in 2018	5,781,401	13,500,609	8,624,551	1,808,215	29,714,776
%	19.5	45.4	29.0	6.1	100.0
Total in 2017	3,057,063	8,979,714	5,242,845	1,240,945		18,520,567
%	16.5	48.5	28.3	6.7		100.0

b)  On-lending

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
In Brazil	881,476	3,230,381	3,519,578	17,538,623	25,170,058	30,769,294
- FINAME	415,545	2,263,759	2,425,438	9,222,862	14,327,604	16,877,731
- BNDES	465,806	966,622	987,096	8,315,761	10,735,285	13,792,853
- National Treasury	-	-	105,725	-	105,725	97,200
- Other institutions	125	-	1,319	-	1,444	1,510
Total in 2018	881,476	3,230,381	3,519,578	17,538,623	25,170,058
%	3.5	12.8	14.0	69.7	100.0
Total in 2017	899,536	4,738,203	5,415,040	19,716,515		30,769,294
%	2.9	15.4	17.6	64.1		100.0

48                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Borrowing and on-lending expenses

	Years ended December 31 - R$ thousand
	2018	2017
Borrowing:
- In Brazil	7,864	393,837
- Overseas	9,192,892	1,194,692
Subtotal borrowing	9,200,756	1,588,529
On-lending in Brazil:
- BNDES	824,260	1,130,511
- FINAME	747,745	708,243
- National Treasury	4,215	7,023
- Other institutions	5	53
On-lending overseas:
- Payables to foreign bankers (Note 9a)	1,066,302	1,089,448
Subtotal on-lending	2,642,527	2,935,278
Total	11,843,283	4,523,807

16)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss, of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for 02 (two) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement including those related to incorporated banks are evaluated individually based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$ 2,553,454 thousand (R$ 2,465,109 thousand in 2017): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

50                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

-        Pension Contributions – R$ 1,579,892 thousand (R$ 1,365,577 thousand in 2017): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        IRPJ/CSLL on losses of credits – R$ 1,461,621 thousand (R$ 1,614,663 thousand in 2017): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        IRPJ/CSLL on MTM – R$ 607.258 thousand: IRPJ and CSLL deficiency note related to the exclusions of revenues marking Securities at fair value in 2007;

-        INSS – Contribution to SAT – R$ 417,442 thousand (R$ 401,018 thousand in 2017): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	On December 31 - R$ thousand
	2018	2017
Labor claims	5,687,916	5,247,198
Civil claims	4,445,739	4,384,585
Provision for tax risks	7,111,865	6,403,193
Total (Note 18b)	17,245,520	16,034,976

V - Changes in provisions

	R$ thousand
	2018
	Labor	Civil	Tax
Balance on December 31, 2017	5,247,198	4,384,585	6,403,193
Adjustment for inflation	650,351	508,402	256,158
Provisions, net of (reversals and write-offs)	1,114,920	629,596	475,269
Payments	(1,324,553)	(1,076,844)	(22,755)
Balance on December 31, 2018	5,687,916	4,445,739	7,111,865

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following:

-    COFINS – R$ 5,070,337 thousand (R$ 4,902,151 thousand in 2017): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-        2006 to 2013 IRPJ and CSLL – R$ 2,728,468 thousand (R$ 2,320,956 thousand in 2017), relating to goodwill amortization being disallowed on the acquisition of investments;

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

-    Leasing companies’ Tax on Services of any Nature (ISSQN), R$ 2,478,296 thousand (R$ 2,394,087 thousand in 2017) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-    IRPJ and CSLL deficiency note – 2004 to 2012 – R$ 1,759,431 thousand (R$ 2,431,844 thousand in 2017): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-    IRPJ and CSLL deficiency note – 2012 and 2013 – R$ 1,689,160 thousand: due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization;

-    PIS and COFINS notifications and disallowances of compensations – R$ 360,893 thousand (R$ 390,236 thousand in 2017): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies; and

-    IRPJ and CSLL deficiency note – R$ 859,049 thousand (R$ 969,713 thousand in 2017): relating to disallowance of exclusions with losses in collections.

d)  Other matters

On May 31, 2016, three members of Bradesco’s Board of Executive Officershave been charged by the Brazilian Federal Police under the so-called “Operation Zealots”, which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against the three members of the Board of Executive Officers, and a former member of the Board of Directors, which was received by the Federal District Judiciary Section’s 10th Federal Court Judge. Currently, only two members of Bradesco's Board of Executive Officers remain in the process. The business executives presented their responses in the criminal case, pointing out facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for the decision of the first degree court.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operation Zealots, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York, on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. The demand is based on the allegation that investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 had suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased preferred ADS Bradesco between August 8, 2014 and July 27, 2016, as well as excluding one of the executives. The Class Action is currently, in the phase of pre-trial Discovery, and is awaiting a decision regarding the petition of class certification by the Lead Plaintiff, which Bradesco has already contested.

Bradesco was also summoned by the Corregedoria Geral do Ministério da Fazenda for the opening of an administrative investigation to verify the need to file an Administrative Accountability Process ("PAR"). The Administrative Accountability Process may imply the application of fine and/or be mentioned in public lists that may eventually bring restrictions on business with public entities.

52                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

17)    SUBORDINATED DEBT

a)   Composition by maturity

	On December 31 - R$ thousand
	Original term in years	Nominal amount	2018	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	69,851	62,303
Financial bills:
2018 (1)	6	-	-	10,130,108
2019	6	21,858	39,261	36,139
2018 (1)	7	-	-	316,757
2019	7	3,172,835	3,490,180	3,436,734
2020	7	1,700	3,038	2,801
2022	7	4,305,011	6,010,103	5,597,559
2023	7	1,359,452	1,829,083	1,699,872
2024	7	67,450	80,479	73,861
2025 (2)	7	5,425,906	5,578,707	-
2018 (1)	8	-	-	119,417
2019	8	12,735	31,742	28,184
2020	8	28,556	59,398	54,383
2021	8	1,236	2,192	2,027
2023	8	1,706,846	2,464,978	2,265,488
2024	8	136,695	172,590	159,205
2025	8	6,193,653	6,427,806	6,624,611
2026 (2)	8	870,300	894,417	-
2021	9	7,000	14,064	13,125
2024	9	4,924	7,444	6,611
2025	9	400,944	491,031	457,679
2027 (2)	9	144,900	149,211	-
2021	10	19,200	44,962	40,429
2022	10	54,143	108,467	99,338
2023	10	688,064	1,146,189	1,070,085
2025	10	284,137	451,136	392,376
2026	10	361,196	480,443	438,776
2027	10	258,743	295,946	273,498
2028 (2)	10	248,300	257,524	-
2026	11	3,400	4,622	4,271
2027	11	47,046	58,346	53,996
2028	11	74,764	84,304	77,079
Perpetual (1)		9,201,200	9,254,743	5,004,967
Subtotal in Brazil			40,002,257	38,541,679
Overseas:
2019	10	1,333,575	2,955,140	2,523,797
2021	11	2,766,650	6,359,999	3,701,272
2022	11	1,886,720	4,335,459	5,425,738
Subtotal overseas			13,650,598	11,650,807
Total (3) (4)			53,652,855	50,192,486

(1) Subordinated debt transactions that matured in 2018;

(2) Issues of financial letters subordinate were recognized under the heading “Eligible Debt Capital Instruments”;

(3) It includes the amount of R$ 34,992,913 thousand (R$ 23,129,838 thousand in 2017), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and

(4) The information on results are presented on Note 14e, cost for market funding.

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Movement of subordinated debts

	R$ thousand
	2018	2017
Opening balance on December 31	50,192,486	52,628,865
Issuance	10,890,606	6,594,610
Interest	3,517,067	5,100,017
Settlement and interest payments	(12,947,073)	(14,303,148)
Exchange variation	1,999,769	172,142
Closing balance on December 31	53,652,855	50,192,486

18)    OTHER LIABILITIES

a)   Tax and social security

	On December 31 - R$ thousand
	2018	2017
Provision for deferred income tax (Note 31e)	2,409,771	3,110,313
Taxes and contributions on profit payable	593,594	688,094
Taxes and contributions payable	1,479,095	1,169,975
Total	4,482,460	4,968,382

b)   Sundry

	On December 31 - R$ thousand
	2018	2017
Credit card operations	3,912,283	6,698,199
Civil, tax and labor provisions (Note 16b IV)	17,245,520	16,034,976
Loan assignment obligations	8,058,619	8,454,076
Provision for payments	6,339,727	6,128,964
Sundry creditors	3,752,064	4,308,087
Obligations by quotas of investment funds	3,776,118	5,073,931
Creditors - prepayment of residual value	1,488,587	1,683,851
Liabilities for acquisition of assets and rights	378,803	223,889
Other (1)	5,168,037	4,826,299
Total	50,119,758	53,432,272

(1) It includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16.

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

	On December 31 - R$ thousand
	2018		2017
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	38,131,363	(261,834)	31,961,448	(306,158)
Bank sureties	33,641,655	(424,536)	43,049,171	(446,968)
Others	1,098,060	(32,847)	3,856,728	(62,274)
Total	72,871,078	(719,217)	78,867,347	(815,400)

54                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On December 31 - R$ thousand
	2018	2017
Banco Bradesco BBI S.A.	5,044	17,918
Other	68,216	210
Total	73,260	18,128

20)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31
	2018	2017
Common	3,359,929,223	3,054,481,112
Preferred	3,359,928,872	3,054,480,793
Subtotal	6,719,858,095	6,108,961,905
Treasury (common shares)	(5,535,803)	(5,032,549)
Treasury (preferred shares)	(20,741,320)	(18,855,746)
Total outstanding shares	6,693,580,972	6,085,073,610

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610
Increase of capital stock with issuing of shares – bonus of 10% (1)	305,448,111	305,448,079	610,896,190
Increase of shares in treasury – bonus of 10%	(503,254)	(1,885,574)	(2,388,828)
Number of outstanding shares as at December 31, 2018	3,354,393,420	3,339,187,552	6,693,580,972

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Extraordinary General Meeting of March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 59,100,000 thousand to R$ 67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 16, 2018.

c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 29, 2018, approved the Board of Executive Officers’ proposal to pay to the shareholders interim interest on shareholder’s equity for the first semester of 2018, of R$ 1,212,000 thousand, of which R$ 0.172465322 are per common share and R$ 0.189711854 per preferred share, whose payment was made on July 16, 2018.

The Board of Directors’ Meeting held on December 21, 2018 approved the Board of Executive Officers’ proposal to pay to the shareholders complementary interest on shareholder’s equity for the year 2018, of R$ 4,665,000 thousand, of which R$ 0.663820730 are per common share and R$ 0.730202804 per preferred share, whose payment will be made on March 8, 2019.

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity for the year ended December 31, 2018 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	19,084,953
(-) Legal reserve	954,247
Adjusted calculation basis	18,130,706
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	7,298,596
Withholding income tax on interest on shareholders' equity	(1,094,789)
Interest on Shareholders’ Equity (net) accumulated in December 2018	6,203,807	34.22
Interest on Shareholders’ Equity (net) accumulated in December 2017	6,123,692	43.98

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,282,344	192,352	1,089,992
Intermediary interest on shareholders’ equity paid	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest paid on shareholders´ equity	0.754465	0.829911	4,820,000	723,000	4,097,000
Total accrued on December 31, 2017	1.133957	1.247352	7,204,344	1,080,652	6,123,692

Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,421,596	213,239	1,208,357
Intermediary interest on shareholders’ equity paid	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders’ equity provisioned	0.663821	0.730203	4,665,000	699,750	3,965,250
Total accrued on December 31, 2018	1.043284	1.147613	7,298,596	1,094,789	6,203,807

d)   Treasury shares

Bradesco acquired a total of 5,535,803 common shares and 20,741,320 preferred shares for a total amount of R$ 440,514 thousand in the year ended on December 31, 2018 which all remain in treasury. The minimum, average and maximum cost per common share is R$ 19.34962, R$ 24.55863 and R$ 27.14350, and per preferred share is R$ 19.37456, R$ 26.98306 and R$ 33.12855, respectively. The fair value was R$ 33.85 per common share and R$ 38.65 per preferred share on December 31, 2018.

21)    FEE AND COMMISSION INCOME

	Years ended December 31 - R$ thousand
	2018	2017
Credit card income	6,938,697	6,773,675
Checking account	7,169,064	6,652,711
Loans	3,094,990	2,984,609
Collections	1,982,018	1,965,601
Consortium management	1,683,942	1,526,660
Asset management	1,789,935	1,621,758
Custody and brokerage services	981,190	848,802
Underwriting/ Financial Advisory Services	815,242	801,219
Payments	448,416	409,267
Other	483,782	456,347
Total	25,387,276	24,040,649

56                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

22)    PAYROLL AND RELATED BENEFITS

	Years ended December 31 - R$ thousand
	2018	2017
Salaries	7,795,742	8,489,938
Benefits	3,954,160	4,923,102
Social security charges	2,746,712	3,288,037
Employee profit sharing	1,564,735	1,477,086
Provision for labor claims	1,114,920	950,740
Training	146,065	146,722
Total (1)	17,322,334	19,275,625

(1) In 2017, includes the effects of the Special Voluntary Termination Plan.

23)    OTHER ADMINISTRATIVE EXPENSES

	Years ended December 31 - R$ thousand
	2018	2017
Depreciation and amortization	4,969,328	5,158,875
Outsourced services	4,240,041	4,077,092
Data processing	2,429,828	2,315,538
Rental	1,626,564	1,637,849
Communication	1,448,900	1,578,468
Asset maintenance	1,129,485	1,148,790
Financial system services	934,416	1,004,376
Security and surveillance	748,577	818,221
Advertising and marketing	957,351	804,905
Transport	737,162	769,728
Asset leases	607,470	656,745
Water, electricity and gas	391,072	384,279
Supplies	203,618	241,430
Travel	228,680	194,234
Other	1,021,827	884,829
Total	21,674,319	21,675,359

24)    TAX EXPENSES

	Years ended December 31 - R$ thousand
	2018	2017
Contribution for Social Security Financing (COFINS)	3,066,895	3,193,239
Social Integration Program (PIS) contribution	507,030	583,416
Tax on Services (ISSQN)	1,067,149	744,612
Municipal Real Estate Tax (IPTU) expenses	123,406	101,452
Other	252,758	207,246
Total	5,017,238	4,829,965

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

25)    OTHER OPERATING INCOME

	Years ended December 31 - R$ thousand
	2018	2017
Other interest income	1,717,936	1,499,432
Reversal of other operating provisions (1)	3,058,146	5,593,034
Revenues from recovery of charges and expenses	284,994	287,781
Other	1,260,344	1,476,997
Total	6,321,420	8,857,244

(1) In the year ended December 31, 2017, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16; and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses.

26)    OTHER OPERATING EXPENSES

	Years ended December 31 - R$ thousand
	2018	2017
Other finance costs	3,430,264	3,499,638
Sundry losses	1,815,406	1,800,668
Discount granted	1,527,778	1,503,676
Commissions on loans and financing	604,101	1,056,371
Intangible assets amortization	10,527	12,632
Other (1)	6,322,290	6,293,416
Total	13,710,366	14,166,401

(1)  In the year ended on December 31, 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16.

27)    NON-OPERATING INCOME (LOSS)

	Years ended December 31 - R$ thousand
	2018	2017
Gain/loss on sale and write-off of assets and investments	(612,966)	(637,588)
Recording/reversal of non-operating provisions (1)	(361,808)	(179,067)
Other	76,800	110,592
Total	(897,974)	(706,063)

(1)  Includes primarily allowance for non-use assets (BNDU).

58                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

28)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On December 31 - R$ thousand
	Controllers (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Assets
Interbank investments	-	-	378,687	724,369	-	-	378,687	724,369
Securities and derivative financial instruments	16,015	-	-	-	-	-	16,015	-
Loans, other receivables and assets	9	-	5,990,326	1,433,470	49,244	-	6,039,579	1,433,470
Liabilities
Demand deposits/Savings accounts	227	297	110,272	238,943	14,769	15,094	125,268	254,334
Time deposits	1,581,681	903,293	2,665,087	1,253,993	103,175	72,119	4,349,943	2,229,405
Securities sold under agreements to repurchase	1,317,711	-	13,388	233,340	2,642	10,096	1,333,741	243,436
Funds from issuance of securities and subordinated debts	8,569,271	6,632,932	14,881,873	12,332,608	797,182	846,947	24,248,326	19,812,487
Derivative financial instruments	165	27,551	-	-	-	-	165	27,551
Interest on own capital and dividends payable	1,540,846	2,275,419	-	-	-	-	1,540,846	2,275,419
Other liabilities	-	-	10,003,583	8,906,073	5,484	-	10,009,067	8,906,073

	Years ended December 31 - R$ thousand
	Controllers (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total

	2018	2017	2018	2017	2018	2017	2018	2017
Income from financial intermediation	15,024	(6,870)	22,489	58,333	-	-	37,513	51,463
Financial intermediation expenses	(793,853)	(880,189)	(933,294)	(1,134,057)	(55,045)	(84,818)	(1,782,192)	(2,099,064)
Income from services provided	334	-	314,173	365,523	247	-	314,754	365,523
Other expenses net of other operating revenues	(50,745)	(2,652)	(1,944,524)	(883,512)	323,130	-	(1,672,139)	(886,164)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 11; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization Bradesco.

For 2018, the maximum amount of R$ 530,689 thousand was set for Management compensation and R$ 534,780 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	Years ended December 31 - R$ thousand
	2018	2017
Salaries	485,949	456,262
Total	485,949	456,262

Post-employment benefits

	Years ended December 31 - R$ thousand
	2018	2017
Defined contribution supplementary pension plans	474,378	473,663
Total	474,378	473,663

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On December 31
	2018	2017
● Common shares	0.55%	0.46%
● Preferred shares	1.07%	1.04%
● Total shares (1)	0.81%	0.75%

(1) On December 31, 2018, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.60% of common shares, 1.11% of preferred shares and 1.85% of all shares (2.34% of common shares, 1.08% of preferred shares and 1.71% of all shares in 2017).

60                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

29)    RISK AND CAPITAL MANAGEMENT

a)   Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Board of Directors and the Executive Board in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee, whose role is to ensure compliance with the Organization's risk management processes and policies, and the Risk Committee, whose main objective is to assess the Organization's risk management framework and eventually propose improvements. Both advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b)   Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On December 31 - R$ thousand
	Prudential Conglomerate
	2018	2017
Tier I capital	90,322,147	80,084,744
Common equity	81,090,060	75,079,777
Shareholders’ equity	121,120,869	110,457,476
Non-controlling interest / Other	169,606	68,072
Prudential adjustments (1)	(40,200,415)	(35,445,771)
Additional Capital (2)	9,232,087	5,004,967
Tier II capital	27,618,026	24,588,090
Subordinated debts (Resolution No. 4,192/13)	22,416,933	16,947,024
Subordinated debts (previous to CMN Resolution No. 4,192/13)	5,201,093	7,641,066
Reference Equity (a)	117,940,173	104,672,834

- Credit risk	598,057,619	554,928,771
- Market risk	10,407,258	8,908,205
- Operational risk	53,150,786	47,605,162
Risk-weighted assets – RWA (b)	661,615,663	611,442,138

Basel ratio (a/b)	17.8%	17.1%
Tier I capital	13.7%	13.1%
- Principal capital	12.3%	12.3%
- Additional capital	1.4%	0.8%
Tier II capital	4.2%	4.0%

(1) As from January 2018, the factor applied to prudential adjustments went from 80% to 100%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13. Includes the positive effects of Resolution No. 4,680/18, reducing the impact of deferred tax assets arising from tax losses; and

(2) Authorization of subordinated debts to compose Tier I in the amount of R$ 4,179 thousand (R$ 1,737 thousand in December 2018 and in R$ 2,442 thousand in January 2019).

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d)    Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the year 2018, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

62                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On December 31 - R$ thousand
	2018			2017
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	985,294,913	908,544,484	76,750,429	65,171,235
Cash and due from banks	19,485,882	14,605,169	4,880,713	2,014,413
Interbank investments	103,929,665	102,106,333	1,823,332	2,317,795
Securities and derivative financial instruments	295,323,724	276,623,608	18,700,116	16,113,338
Interbank and interdepartmental accounts	93,038,947	93,038,947	-	-
Loans and leases	309,239,669	275,902,251	33,337,418	30,206,332
Other receivables and assets	164,277,026	146,268,176	18,008,850	14,519,357
Permanent assets	76,057,124	76,023,332	33,792	33,822
Investments	55,352,831	55,352,831	-	-
Premises and equipment and leased assets	8,187,004	8,166,465	20,539	22,068
Intangible assets	12,517,289	12,504,036	13,253	11,754
Total	1,061,352,037	984,567,816	76,784,221	65,205,057

Liabilities
Current and long-term liabilities	939,800,544	858,411,673	81,388,871	63,336,987
Deposits	344,049,574	328,285,360	15,764,214	13,305,597
Securities sold under agreements to repurchase	209,485,373	199,876,322	9,609,051	8,349,369
Funds from issuance of securities	162,622,958	158,510,370	4,112,588	3,098,728
Interbank and interdepartmental accounts	30,125,905	27,112,624	3,013,281	3,022,997
Borrowing and on-lending	54,884,834	24,969,494	29,915,340	18,858,163
Derivative financial instruments	16,124,501	14,805,018	1,319,483	520,154
Other liabilities:
- Subordinated debts	53,652,855	40,002,256	13,650,598	11,650,807
- Others	68,854,544	64,850,229	4,004,316	4,531,172
Deferred income	357,364	357,364	-	-
Non-controlling interests in subsidiaries	73,260	73,260	-	-
Shareholders’ equity	121,120,869	121,120,869	-	-
Total	1,061,352,037	979,963,166	81,388,871	63,336,987

Net position of assets and liabilities			(4,604,650)	1,868,070
Net position of derivatives (2)			(43,541,075)	(52,680,961)
Other net off-balance-sheet accounts (3)			(296,977)	(268,316)
Net foreign exchange position (passive) (4)			(48,442,702)	(51,081,207)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recognized in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$ 8,349,789 thousand in the period and were recorded in the result. These effects were neutralized by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the Balance for Valuation Adjustments.

Bradesco     63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II - The statement of financial position by maturity

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	468,869,804	134,190,088	57,866,635	324,368,386	-	985,294,913
Cash and due from banks	19,485,882	-	-	-	-	19,485,882
Interbank investments (1)	81,825,647	19,029,313	1,676,836	1,397,869	-	103,929,665
Securities and derivative financial instruments (1) (2)	186,583,907	18,888,912	3,175,112	86,675,793	-	295,323,724
Interbank and interdepartmental accounts	89,226,431	2,067,814	481,272	1,263,430	-	93,038,947
Loans and leases	28,705,061	63,668,168	44,373,365	172,493,075	-	309,239,669
Other receivables and assets	63,042,876	30,535,881	8,160,050	62,538,219	-	164,277,026
Permanent assets	3,932,892	1,952,043	2,341,492	12,064,996	55,765,701	76,057,124
Investments					55,352,831	55,352,831
Premises and equipment	3,612,233	347,416	416,900	3,723,592	86,863	8,187,004
Intangible assets	320,659	1,604,627	1,924,592	8,341,404	326,007	12,517,289
Total in December 31, 2018	472,802,696	136,142,131	60,208,127	336,433,382	55,765,701	1,061,352,037
Total in December 31, 2017	452,704,060	96,569,323	70,792,140	313,922,696	53,598,766	987,586,985

Liabilities
Current and long-term liabilities	452,367,542	68,238,899	97,344,151	321,849,952	-	939,800,544
Deposits (3)	155,831,422	16,020,635	42,079,969	130,117,548	-	344,049,574
Securities sold under agreements to repurchase (1)	203,785,699	3,418,371	1,342,091	939,212	-	209,485,373
Funds from issuance of securities	2,590,753	29,436,606	34,190,589	96,405,010	-	162,622,958
Interbank and interdepartmental accounts	30,125,905	-	-	-	-	30,125,905
Borrowing and on-lending	6,662,877	16,730,990	12,144,129	19,346,838	-	54,884,834
Derivative financial instruments	15,038,965	373,896	162,153	549,487	-	16,124,501
Other liabilities:
- Subordinated debts	7,059	149,894	6,314,597	47,181,305	-	53,652,855
- Others	38,324,862	2,108,507	1,110,623	27,310,552	-	68,854,544
Deferred income	357,364	-	-	-	-	357,364
Non-controlling interests in subsidiaries	-	-	-	-	73,260	73,260
Shareholders’ equity	-	-	-	-	121,120,869	121,120,869
Total in December 31, 2018	452,724,906	68,238,899	97,344,151	321,849,952	121,194,129	1,061,352,037
Total in December 31, 2017	441,118,957	85,212,006	93,081,081	257,699,337	110,475,604	987,586,985

Net assets accumulated on December 31, 2018	20,077,790	87,981,022	50,844,998	65,428,428
Net assets accumulated on December 31, 2017	11,585,103	22,942,420	653,479	56,876,838

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

64                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

30)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Câmbio S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of Lloyds employees.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Risk factors	On December 31
	2018	2017
Nominal discount rate	8.8% - 9.31% a.a.	8.5% - 10% p.a.
Nominal rate of minimum expected return on assets	9.6% - 25.01% a.a.	7.01% - 25.16% a.a.
Nominal rate of future salary increases	4.0% a.a.	4.3% p.a.
Nominal growth rate of social security benefits and plans	4.0% a.a.	4.3% p.a.
Initial rate of growth of medical costs	8.16% - 9.72% a.a.	10.51% a.a.
Inflation rate	4.0% a.a.	4.3% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	Retirement Benefits		Other post-employment benefits
	2018	2017	2018	2017
(i) Projected benefit obligations:
At the beginning of the year	2,323,338	2,141,393	563,079	498,591
Cost of current service	151	186	-	215
Interest cost	219,239	227,980	54,654	54,230
Participant’s contribution	881	1,197	-	-
Actuarial gain/(loss)	179,851	144,624	87,962	39,303
Benefit paid	(192,870)	(192,042)	(36,602)	(29,260)
At the end of the year	2,530,590	2,323,338	669,093	563,079

(ii) Plan assets at fair value:
At the beginning of the year	2,375,529	2,127,872	-	-
Expected earnings	225,060	227,360	-	-
Actuarial gain/(loss)	(61,063)	196,186	-	-
Contributions received:
Employer	15,472	14,957	-	-
Employees	881	1,197	-	-
Benefit paid	(192,870)	(192,043)	-	-
At the end of the year	2,363,009	2,375,529	-	-

(iii) Changes in the unrecoverable surplus
At the beginning of the year	206,752	123,416	-	-
Interest on the irrecoverable surplus	20,327	13,730	-	-
Change in the unrecoverable surplus	(173,054)	69,606	-	-
At the end of the year	54,025	206,752	-	-

(iv) Financed position:
Plans in deficit	221,606	154,561	669,093	563,079
Net balance	221,606	154,561	669,093	563,079

The net cost/(benefit) of the pension plans, recognized in the statement of income, include the following components:

	Years ended December 31 - R$ thousand
	2018	2017
Projected benefit obligations:
Cost of service	151	401
Cost of interest on actuarial obligations	273,893	282,210
Expected earnings from the assets of the plan	(225,060)	(227,360)
Net cost/(benefit) of the pension plans	48,984	55,251

66                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9.86	15.00
2019	202,553	34,171
2020	208,484	35,379
2021	214,845	38,409
2022	220,785	41,560
2023	226,353	45,091
After 2023	1,209,851	278,367

Contributions to defined-benefit plans are expected to total RS 18,282 thousand in 2019.

The long-term rate of return on plan assets is based on the following:

- Medium- to long-term expectations of the asset managers; and

- Public and private securities, a significant portion of the investments portfolio of our subsidiaries, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2018	2017	2018	2017	2018	2017	2018	2017
Asset categories
Equities	-	-	7.9%	4.7%	-	-	17.7%	17.3%
Fixed income	93.3%	92.7%	87.5%	90.6%	100.0%	100.0%	82.3%	82.7%
Real estate	5.4%	5.7%	2.5%	2.6%	-	-	-	-
Other	1.3%	1.6%	2.1%	2.1%	-	-	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The table below, of the sensitivity analysis of benefit plan obligations, shows the impact on actuarial exposure (8.5% - 10.0% p.a.) by means of the amendment in the premise regarding the discount rate by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	9.80% - 10.31%	Increase of 1 p.p.	reduction	(185,803)
Discount rate	7.80% - 8.31%	Decrease of 1 b.p.	increase	491,193
Medical Inflation	9.16% - 10.72%	Increase of 1 p.p.	increase	74,081
Medical Inflation	7.16% - 8.72%	Decrease of 1 b.p.	reduction	(62,077)

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the year ended on December 31, 2018 was R$ 942,427 thousand (R$ 988,905 thousand in 2017).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, the amount of R$ 4,550,580 thousand during the year ended on December 31, 2018 (R$ 5,594,368 thousand in 2017).

Bradesco     67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

31)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Years ended December 31 - R$ thousand
	2018	2017
Income before income tax and social contribution	19,482,309	14,530,516
Total burden of income tax and social contribution at the current rates (1)	(8,767,039)	(6,538,732)
Effect on the tax calculation:
Earnings of Associates and Subsidiaries	7,552,566	3,479,418
Net non-deductible expenses of nontaxable income	350,288	382,588
Interest on shareholders’ equity (paid and payable)	3,284,368	3,241,955
Other amounts (2)	(2,804,668)	(436,161)
Income tax and social contribution for the period	(384,485)	129,068

(1) Current rates: (i) 25% for income tax; (ii) 20% for the social contribution to financial and companies treated as such, including the insurance segment, and of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 45% shown; and (iii) the deduction incentives.

b)  Breakdown of income tax and social contribution in the statement of income

	Years ended December 31 - R$ thousand
	2018	2017
Current taxes:
Income tax and social contribution payable	(1,969,396)	(2,101,804)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	(92,642)	2,822,943
Use of opening balances of:
Social contribution loss	(283,290)	(426,488)
Income tax loss	(291,446)	(320,595)
Constitution in the period on:
Social contribution loss	841,995	145,483
Income tax loss	1,410,294	9,529
Total deferred tax assets	1,584,911	2,230,872
Income tax and social contribution for the period	(384,485)	129,068

c)  Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2017	Amount recorded	Realized / Decrease (2)	Balance on 12/31/2018
Allowance for loan losses	29,056,223	7,859,314	(6,049,913)	30,865,624
Civil provisions	1,820,884	475,382	(516,135)	1,780,131
Tax provisions	2,446,181	272,781	(169,030)	2,549,932
Labor provisions	2,047,251	813,290	(587,437)	2,273,104
Provision for devaluation of securities and investments	192,948	4,313	(93,032)	104,229
Provision for devaluation of foreclosed assets	604,209	320,847	(261,075)	663,981
Adjustment to fair value of trading securities	3,693,734	955,711	(2,459,683)	2,189,762
Amortization of goodwill	313,933	33,387	(18,554)	328,766
Other	4,405,705	2,445,498	(3,118,306)	3,732,897
Total deductible taxes on temporary differences	44,581,068	13,180,523	(13,273,165)	44,488,426
Income tax and social contribution losses in Brazil and overseas	4,885,505	2,252,289	(574,736)	6,563,058
Subtotal	49,466,573	15,432,812	(13,847,901)	51,051,484
Adjustment to fair value of available-for-sale securities	313,802	539,497	(595)	852,704
Total deferred tax assets (Note 9b) (1)	49,780,375	15,972,309	(13,848,496)	51,904,188
Deferred tax liabilities (Note 31e)	3,110,313	309,959	(1,010,501)	2,409,771
Deferred tax assets, net of deferred tax liabilities	46,670,062	15,662,350	(12,837,995)	49,494,417

(1) Deferred tax assets from financial companies in the financial and insurance sectors were calculated considering the increase in the social contribution rate, determined by Law No.11,727/08 (Note 3h).

68                 December 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The accounting record of the tax credits was made by the rates applicable to the period provisioned for its realization and is based on the projection of future results and on a technical analysis. Due to being classified in the condition established by art.1, paragraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15 and article 3 of CMN Circular No. 3,776/15, Bradesco protocolled with Bacen, an authorization request to maintain the stock and constitute new tax credits, which was deferred on January 22, 2019. On December 31, 2018, no tax credits were constituted, substantially, on temporary differences, in the amount of R$ 485,249 thousand, which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen

d)  Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2019	8,309,616	4,981,401	164,345	113,183	13,568,545
2020	7,238,195	4,337,922	202,503	122,821	11,901,441
2021	6,109,818	3,662,543	361,029	217,402	10,350,792
2022	4,546,682	2,725,618	676,636	406,012	8,354,948
2023	1,300,394	761,362	1,931,069	1,188,772	5,181,597
After 2023	321,912	192,963	315,700	863,586	1,694,161
Total	27,826,617	16,661,809	3,651,282	2,911,776	51,051,484

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On December 31, 2018, the present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$ 48,172,896 thousand (R$ 46,495,376 thousand in 2017), of which: R$ 42,277,633 thousand (R$ 42,108,374 thousand in 2017) relates to temporary differences, R$ 5,895,263 thousand (R$ 4,387,002 thousand in 2017) to tax losses and negative basis of social contribution.

e)  Deferred tax liabilities

	On December 31 - R$ thousand
	2018	2017
Fair value adjustment to securities and derivative financial instruments	57,820	755,304
Difference in depreciation	242,572	283,231
Judicial deposit and others	2,109,379	2,071,778
Total	2,409,771	3,110,313

The deferred tax liabilities of companies in the financial sector were established considering the increased social contribution rate, established by Law No. 11,727/08 (Note 3h).

32)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on December 31, 2018, amounted to R$ 897,577,143 thousand (R$ 834,646,218 thousand in 2017).

b)    Private Social Investment

During the year of 2018, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$ 110,267 thousand (R$ 121,160 thousand in 2017).

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Notes to the Financial Statements of the Prudential Conglomerate

c)   Consortium funds

	On December 31 - R$ thousand
	2018	2017
Credits available to consortium members	6,347,845	5,836,717
Off-balance-sheet
Monthly estimate of funds receivable from consortium members	653,690	633,191
Contributions payable by the group	31,570,330	30,776,291
Consortium members - assets to be included	27,468,111	26,811,848

	On December 31 - In units
	2018	2017
Number of groups managed	3,527	3,457
Number of active consortium members	1,503,817	1,410,736
Number of assets to be included	625,186	641,449

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until December 31, 2018, the accounting pronouncements approved by CMN and adopted by Bradesco were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10 – R1);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1); and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letter No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 8, 2018, Bradesco published its consolidated financial statements for December 31, 2017 and 2016 on its website, in accordance with IFRS

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Notes to the Financial Statements of the Prudential Conglomerate

e)     For the year ended December 31, 2018, in order to simplify existing rules and lower compulsory deposit amounts, Central Bank of Brazil introduced the following changes:

Description	Previous Rule	Current Rule
Time Deposits	Time deposits were subject to compulsory deposits of 34% of the regulatory calculation base.	As from December 31, 2018, compulsory deposits required against time deposits were reduced to 33% on the regulatory calculation base.
	Compulsory deposits for time deposits were subject to amount-base-maturity deduction.	As from December 31, 2018, this deduction has been revoked.
Savings Deposits	Compulsory deposits for savings were 24.5% on regulatory calculation base.	As from May 7, 2018, compulsory deposits required against savings accounts were reduced to 20% on the regulatory calculation base.
Savings Deposits (Rural)	Compulsory deposits for rural savings were 21% on regulatory calculation base.	As from May 7, 2018, compulsory deposits required against rural savings accounts were reduced to 20% on the regulatory calculation base.
Demand Deposits	Compulsory deposits for demand deposits were 40% on the regulatory calculation base, which was altered to 25% for the period from May 7, 2018 to December 28, 2018.	As from December 31, 2018, compulsory deposits required against demand accounts were reduced to 21% on the regulatory calculation base.

The amount deductible from compulsory deposit calculation base for demand deposits corresponded to the arithmetic average of reserve requirements determined in the calculation period was R$ 70,000,000.00 but rose to R$ 200,000,000.00 in the period from May 7, 2018 to December 28, 2018.

As from December 31, 2018, the calculation base for compulsory deposits required against demand account deposits will be subject to a R$ 500,000,000.00 deduction.

Requirements were based on the sum of the Banking Reserves account's daily balances, from the arithmetic average posted under "1.1.1.10.00-6 Cash", with 40% of the requirement and the balance of deductible transactions (amount- base-demand); the arithmetic mean of positions should correspond to 100% of the requirement, and the minimum daily position was 80%.

As of May 7, 2018, balances posted under "1.1.1.10.00-6 Cash" could no longer be used to fulfill compulsory deposit requirements.

As from December 31, 2018, the balance of transactions eligible for deduction (amount-base-demand) was revoked.

To ensure the requirement is fulfilled, the Banking Reserves account's daily balance is checked. The arithmetic average of these positions should correspond to 100% of the requirement and the daily position to at least 65%.

f)      On July 20, 2018, Odontoprev, a subsidiary of Bradesco Saúde S.A., informed the Market about the proposed acquisition of 100% of the share capital of Odonto System Planos Odontológicos Ltda., a company with head offices in Fortaleza /Ceará, for the amount of R$ 201,637 thousand, in addition to this amount, the acquisition foresees a variable price for the future, related the achievement of the future targets of growth of the EBITDA for Odonto System on 2018 and 2019. This transaction was approved, with no restrictions, by the Agência Nacional de Saúde Suplementar – ANS (National Supplementary Health Agency), Central Bank of Brazil – BACEN and Administrative Council for Economic Defense – CADE. The transaction was approved by the shareholders of the company, in General Meeting realized in August 6, 2018.

g)    On October 2, 2018, Bradesco entered into a strategic partnership with RCB Investimentos S.A., one of the leading companies in the credit management and recovery market in Brazil, after acquiring 65% of its shares. Bradesco expects to add more efficiency to its credit recovery process, as well as actively participate in the credit acquisition market for recovery.

h)    On December 31, 2018, Bradesco and the Fidelity Group concluded the termination of its joint venture in Fidelity Processadora S.A. ("Processing Company"), whereby Bradesco will be the sole shareholder of the Processing Company, whose shareholders’ equity is composed exclusively of the assets and liabilities relating to the provision of credit card processing services to the Bradesco Organization. The operation (a) aims to reduce the costs of processing and the increase in the efficiency of the credit card business; (b) will not have any impact on the activities and clients of Bradesco; and (c) did not involve any financial values. The parties, Bradesco and Fidelity Group, will also maintain their association in Fidelity Serviços S.A., a company that provides call center services, collection, fraud prevention, support and other related services.

Oswaldo Tadeu Fernandes
Accountant - CRC 1SP271968/O-5

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To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of December 31, 2018 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period and for the year then ended, and notes, comprising significant accounting policies. These special purpose financial statements have been prepared  in accordance with specific procedures established by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 – Presentation of the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Bradesco as of December 31, 2018, the consolidated performance of its operations and its respective consolidated cash flows, for the six-month period and for the year then ended, in accordance with the Resolution 4280/13 of CMN, and supplementary regulations of BACEN, for the preparation of special purpose consolidated financial statements, as described in the note 2 to the financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “The Auditor’s responsibilities for the audit of the consolidated financial statements of the Prudencial Conglomerate” section. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the consolidated financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution 4280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the six-month period and for the year ended on December 31, 2018. These matters were addressed in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

•           Allowance for doubtful accounts

As disclosed in Notes 3g and 8, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the consolidated financial statements of Prudential Conglomerate is R$ 35,007,179 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economic sector, collateral characteristics, and the other factors and assumptions described in CMN Resolution No 2.682/99, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each

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risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The loans classification into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a significant matter in our audit.

How our audit approached this matter

We evaluated the design and operating effectiveness of the internal controls related to the loans approval, recording and accrual processes as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluated, on a sample basis, whether Bradesco met the minimum requirements established by the CMN Resolution 2682/99, related to the determination of the allowance for doubtful accounts. We also evaluated whether the disclosures made in the consolidated financial statements of Prudential Conglomerate, described in Notes 3g and 8.

Based on the evidence obtained from the procedures summarized above, we considered adequate the Bradesco’s estimate of the allowance for doubtful accounts, as well as the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

•           Measurement of financial instruments with no observable market prices or parameters

As disclosed in the Notes 3e, 3f and 6, derivative financial instruments amount to R$ 14,722,051 thousand (assets) and R$ (16,124,501) thousand (liabilities), available-for-sale securities amount to R$ 182,282,394 thousand and trading securities amount to R$ 32,843,892 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of the Prudential Conglomerate of Bradesco. For the financial instruments whose market prices or parameters are not observable, the determination of market values is subject to a high level of uncertainty according as Bradesco performs significant judgments to estimate these values. In addition, financial assets classified as Available for Sale and Held to Maturity are also evaluated in relation to evidence of impairment losses. Therefore, we consider the measurement of the market value of these financial instruments as a significant matter in our audit.

How our audit approached this matter

As part of our procedures, we evaluated the design and operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements of Prudential Conglomerate arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments which market value measurement prices or parameters are not observable, we evaluated, with the technical support of our specialists in financial instruments, whenever necessary, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used and we recalculated , on a sample basis, the market value of these transactions, as well as we reviewed the criteria and policies related to indications of evidence of impairment losses. Our procedures also included the evaluation of the Bradesco’s disclosures in the consolidated financial statements of Prudential Conglomerate in Notes 3e, 3f and 6.

Based on the evidence obtained from the procedures summarized above, we considered adequate the market value measurement of the financial instruments and the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

•           Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3o and 16, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements of Prudential Conglomerate amounts to R$ 7,111,865 thousand, R$ 4,445,739 thousand, and R$ 5,687,916 thousand, respectively. Some laws regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, disclosures related to Provisions and Contingent Liabilities as well as the compliance with laws and regulations, we consider this as a significant matter in our audit.

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How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, we evaluated the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included, whenever necessary, the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax, matters involving Bradesco. We also evaluated whether the disclosures in the consolidated financial statements of Prudential Conglomerate are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate Bradesco's estimate of the provisions and contingent liabilities, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole.

•           Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 49,780,375 thousand (Note 31c) and intangible assets, which include goodwill on acquisitions in the amount of R$ 7,958,780 thousand and other intangible assets in the amount of R$ 2,338,353 thousand (Note 13a) which realization is substantiated on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections, or at least, indications of evidence of impairment losses of the assets. Due to the level of judgment inherent in the determination of these estimates and the potential impact that eventual changes in the assumptions could cause in the consolidated financial statements, we consider that this area is relevant to our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators that the related assets may have suffered devaluation. Additionally, we evaluated, with the technical support of our corporate finance specialists, whenever necessary, the reasonableness and consistency of the data and assumptions used for preparing this assessment. We also made the analysis of the reasonableness of the mathematical calculations included in the technical study to support the tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of the Prudential Conglomerate.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement of impairment and the respective disclosures in the context of the consolidated financial statements taken as a whole.

•           Technical Provisions – Insurance and Pension Plans – recorded as investments measured under the equity method

As mentioned in Notes 3o and 20, Bradesco has liabilities related to insurance contracts and pension plans denominated Technical Provisions, in the amount of R$ 250,568,252 thousand, which includes, among others, the following provisions that involves judgment: Provisions for Incurred and Unreported claims (IBNR) in the amount of R$ 4,332,935 thousand, Provisions for Claims Incurred and Not Sufficiently Reported (IBNeR) and Provisions for Losses to be Liquidated (PSL) in the amount of R$ 5,818,525 thousand,

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Provisions for Unearned Premiums in the amount of R$ 158,535 thousand, Mathematical Provisions of Benefits to be Granted - Insurance in the amount of R$ 1,218,860 thousand, Mathematical Provisions of Benefits Granted in the amount of R$ 8,833,164 thousand, Provisions for Premiums Insufficiency (PIP) in the amount of R$ 2,133,130 thousand, Provisions for Related Expenses in the amount of R$ 558,190 thousand and Other Technical Provisions in the amount of R$ 2,007,136 thousand. Provisions identified above, as well as the liabilities adequacy test, requires judgment in the selection of methodologies and assumptions which includes, among others, expectations of loss ratio, mortality, longevity, persistency, conversion into income and interest rates. Due to the relevance of Bradesco's judgment, subjectivity, uncertainties and the impact that eventual changes in assumptions and methodologies would have in the amount of Technical Provisions, we consider this matter relevant to our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the significant internal controls related with the processes; of calculation and measurement of the above mentioned Technical Provisions and the liability adequacy test. With the technical support of our actuarial specialists, we evaluate the methodologies, the consistency of data and reasonability of the assumptions, such as expectations of loss ratio, mortality, longevity, persistency, conversion into income and interest rates used for measuring the Technical Provisions and the liabilities adequacy test, as well as, on a sample bases,the recalculation of the technical provisions and the liabilities adequacy test. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements adherence to regulation and disclosure to financial instruments asset offered to cover Technical Reserves.

Based on evidence obtained from the procedures summarized above, we considered Bradesco's estimate for the technical provisions of insurance and pension plans, as well as the respective disclosures adequate in the context of the consolidated financial statements as of December 31, 2018 taken as a whole.

•           Application controls and information technology general controls

Bradesco has a technological structure as well as a technology investment plan for conducting its business. The technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions, and the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit approached this matter

The design and operating effectiveness of access controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

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Other matters

Bradesco prepared a set of general-purpose financial statements for the year ended December 31, 2018, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated January 30, 2019.

Statements of added value

The consolidated statement of added value (DVA) for the six-month period and for the year ended December 31, 2018, prepared under the responsibility of Bradesco’s management, and presented as supplementary information in relation to the special purpose required by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), are subjected to audit procedures performed in conjunction with the audit of the consolidated financial statements of the Prudential Conglomerate of Bradesco. In order to form our opinion, we assessed whether those statements are reconciled with the consolidated financial statements of the Prudential Conglomerate and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and is consistent with the overall consolidated financial statements of the Prudential Conglomerate taken as whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance of Bradesco and its subsidiaries are those responsible for overseeing Bradesco´s financial reporting process in preparing the consolidated financial statements of the Prudential Conglomerate.

Auditor’s responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

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•    Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•    Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•    Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•    Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s and its subsidiaries ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•    Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•    Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of Prudential Conglomerate for the six-month period and the year ended on December 31, 2018, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, March 27, 2019

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.